2022
Annual Report



P & F Industries, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-5332

P&F INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1657413**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
445 Broadhollow Road, Suite 100, Melville, New York	**11747**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(631) 694-9800**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $1.00 par value	PFIN	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large, accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large, accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for the complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A Common Stock held by non-affiliates of the registrant, based on the last sale price on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $9,849,000. For purposes of this calculation, shares of Common Stock held by each executive officer and director have been excluded since those persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 20, 2023, there were 3,194,699 shares of the registrant's Class A Common Stock outstanding.

Documents Incorporated by Reference

Part III of this Annual Report on Form 10-K incorporates by reference information from the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held in 2023.

P&F INDUSTRIES, INC.

FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 made by or on behalf of P&F Industries, Inc., and subsidiaries (the "Company"). The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission, such as this Annual Report on Form 10-K ("Report"), and in its reports to stockholders. Any statements made in the Report that are not historical or current facts may be deemed to be forward looking statements. Generally, the inclusion of the words "believe," "expect," "intend," "estimate," "anticipate," "will," "may," "would," "could," "should" and their opposites and similar expressions identify statements that constitute forward looking statements within the meaning of the Reform Act. Any forward-looking statements contained herein, including those related to the Company's future performance, are based upon the Company's historical performance and on current plans, estimates and expectations. Such forward looking statements are subject to various risks and uncertainties, including those risk factors described in Item 1A of Part I, "Risk Factors" of this Report, which may cause actual results to differ materially from the forward-looking statements. You are therefore cautioned against relying on any forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

PART I

ITEM 1. Business

P&F Industries, Inc. ("P&F") is a Delaware corporation incorporated in 1963. P&F (together with its subsidiaries, the "Company") conducts its business through a wholly-owned subsidiary, Continental Tool Group, Inc. ("Continental"), which in turn operates through its wholly-owned subsidiaries, Florida Pneumatic Manufacturing Corporation ("Florida Pneumatic") and Hy-Tech Machine, Inc. ("Hy-Tech"). Exhaust Technologies Inc. ("ETI"), Universal Air Tool Company Limited ("UAT") and Jiffy Air Tool, Inc. ("Jiffy"), are all wholly-owned subsidiaries of Florida Pneumatic. The business of Air Tool Service Company ("ATSCO") operates through a wholly-owned subsidiary of Hy-Tech. In October 2019, the Company through a wholly-owned subsidiary of Hy-Tech, acquired substantially all the operating assets comprising the businesses of Blaz-Man Gear, Inc. and Gear Products & Manufacturing, Inc., each an Illinois-based corporation that manufactured and distributed custom gears. In January 2022, the Company, through a wholly-owned subsidiary of Hy-Tech, acquired (the "JGC Acquisition"), substantially all the operating assets comprising the business of Jackson Gear Company ("JGC"). Blaz-Man Gear, Inc., Gear Products & Manufacturing, Inc., and JGC comprise nearly all of Hy-Tech's Power Transmission Group operations.

Florida Pneumatic

Florida Pneumatic directly, and through its wholly-owned subsidiaries ETI, UAT, and Jiffy, imports, manufactures, and markets pneumatic hand tools of its own design, primarily to the retail, industrial, automotive and aerospace markets. Its products include sanders, grinders, drills, saws, and impact wrenches. These tools are similar in appearance and function to electric hand tools, but are powered by compressed air, rather than by electricity or a battery. Air tools, as they are more commonly referred to, generally offer better performance, and weigh less than their electrical counterparts. Florida Pneumatic imports and/or manufactures approximately 75 types of pneumatic hand tools, most of which are sold at prices ranging from $50 to $1,000, under the names "Florida Pneumatic," "Universal Tool", "Jiffy Air Tool", AIRCAT, NITROCAT, as well as under the trade names or trademarks of several private label customers. These products are sold to retailers, distributors, manufacturers and private label customers through in-house sales personnel and manufacturers' representatives. The AIRCAT and NITROCAT brands of pneumatic tools are sold primarily to the automotive service and repair market ("automotive market"). Users of Florida Pneumatic's hand tools include industrial maintenance and production staffs, do-it-yourself mechanics, professional automobile mechanics and auto body personnel. Jiffy manufactures and distributes pneumatic tools and components primarily to aerospace manufacturers.

There are redundant supply sources for nearly all products purchased.

The primary competitive factors in the industrial and automotive pneumatic tool market are quality, breadth and availability of products, customer service, technical support, price, and brand name awareness. The primary competitive factors in the retail pneumatic tool market are price, service, and brand-name awareness. The primary competitive factors in the aerospace market are quality, technology, and service levels. Florida Pneumatic's products are sold directly to the retailers, direct to customers and through distributors. Currently, there is minimal seasonality to Florida Pneumatic's revenue.

Jiffy manufactures the majority of its products in the United States. It sources its raw materials from various well-established suppliers throughout the United States. There are redundant sources for all materials. During 2022, Florida Pneumatic sourced approximately 14% of its pneumatic tools from China, 9% come from Vietnam, and 71% from Taiwan with the balance from Japan, Europe and domestically. Florida Pneumatic performs final assembly on certain of its products at its factory in Jupiter, Florida.

Hy-Tech

Hy-Tech designs, manufactures, and markets industrial tools, systems, gearing, accessories, and a wide variety of replacement parts under various brands including ATP, NUMATX, and Thaxton. Hy-Tech produces and sells heavy-duty pneumatic impact tools, grinders, air motors, hydro-pneumatic riveters, hydrostatic test plugs, impact sockets and custom gears, with prices ranging from less than $100, to more than $62,000.

Hy-Tech's "Engineered Solutions" products are sold directly to Original Equipment Manufacturers ("OEMs"), and industrial branded products are sold through a broad network of specialized industrial distributors serving the power generation, petrochemical, aerospace, construction, railroad, mining, ship building and fabricated metals industries, among others. Hy-Tech works directly with its industrial customers, designing and manufacturing products from finished components to complete turnkey systems to be sold under their own brand names.

Hy-Tech's "Power Transmission Group", commonly referred to as "PTG", produces spiral bevel and straight bevel gears along with a wide variety of other gearing. These products are sold direct to OEMs, end-users and gearbox repair companies. PTG works directly with its customer's engineering departments to design or redesign gears or gearboxes to optimize a solution for functionality and manufacturability.

Nearly all Hy-Tech products are manufactured at its facilities in the United States of America. Hy-Tech does distribute ATP branded impact sockets, striking wrenches and accessories imported from India and Asia.

The sales of Hy-Tech products through various channel and direct customers are managed by both direct sales personnel and a network of specialized manufacturer representatives. Further, its products are sold as standard off-the-shelf and also customized to be sold for customer specific specifications.

The business is not seasonal but may be subject to periodic outage and maintenance schedules in refineries, power generation and chemical plants. The value proposition for Hy-Tech's products is quality, design engineering expertise, product availability, breadth of products, responsive customer service and readily available technical support.

Hy-Tech sources its raw materials from various well-established suppliers throughout the United States. There are redundant sources for all materials.

Patents, Trademarks and Other Intellectual Property

The Company holds several patents, trademarks, and copyrights of various durations, and it believes that it holds or licenses all the patent, trademark, copyright, and other intellectual property rights necessary to conduct its business.

Customers

During 2022 and 2021 the Company had one customer, The Home Depot, that accounted for 21.2% and 26.1%, respectively, of its consolidated revenue. Further, accounts receivable on December 31, 2022, and 2021 due from this customer were 24.3% and 35.9%, respectively, of total accounts receivable.

Other than the aforementioned customer, in 2022 and 2021, the Company did not have any customer that accounted for more than ten percent of its consolidated revenue.

Employees

The Company employed 172 full-time employees as of December 31, 2022. At various times during the year its operating units may employ seasonal or part-time help, as necessary. None of the Company's employees are represented by a union.

Information Available on the Company's Website

Additional information regarding the Company and its products is available on the Company's website at *www.pfina.com*. The information on the Company's website is not, and should not be considered, part of this Annual Report on Form 10-K and is not incorporated by reference to this report.

ITEM 1A. Risk Factors

A wide range of factors could materially affect our performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results elsewhere in this report, the following factors, among others, could adversely affect our business, including our results of operations or financial position:

Business and Operational Risks

- *Risks related to the global outbreak of COVID-19 and other public health crises.* The Company faces risks related to pandemics, epidemics, and other public health crises, including the global outbreak of COVID-19, which has reached and disrupted areas in which the Company has operations, suppliers, customers and employees. The COVID-19 pandemic and actions taken by governments and others in response have resulted in, and may continue to cause, the slowdown of the businesses of certain of the Company's customers and the closure of certain of the Company's customers' facilities which in turn has reduced and may continue to reduce demand for some of the Company's products. Additionally, certain of the Company's products and parts are manufactured overseas. From time to time during the outbreak of the COVID-19 pandemic, there have been delays in receiving products from certain of the Company's overseas suppliers due to health-related problems at the overseas suppliers or along the supply chain. Should these delays reoccur, the Company would be unable to predict the ultimate duration of such disruptions in supply, whether products or parts from other suppliers will also be delayed, whether such disruptions will become material to the Company and whether, if necessary, the Company will be able to secure such products or parts from alternate suppliers on favorable terms or at all. Moreover, the Company may need to close certain of its facilities in response to the COVID-19 pandemic. The COVID-19 pandemic has also impacted the Company's operations, including by causing many of its employees to work remotely or in shifts designed to minimize exposure. There is also a heightened risk that a significant portion of the Company's workforce will suffer illness or otherwise not be permitted or be unable to work. The Company cannot predict whether any of these disruptions will continue or whether its operations will experience more significant or frequent disruptions in the future. Any measures the Company implements to mitigate these risks and disruptions may not be successful.

  Additional public health crises could also emerge in the future, including other pandemics or epidemics. Such public health crises could pose further risks to the Company and could also have a material adverse effect on our business, results of operations and financial position.

- *Risks associated with sourcing from overseas.* We import finished goods and component parts. Any difficulty or inability on the part of manufacturers of our products or other participants in our supply chain in obtaining sufficient financing to purchase raw materials or to finance general working capital needs, their inability to obtain raw materials due to shortages or other factors, or their inability to be able to maintain a sufficient workforce due to a variety of potential factors, may result in delays or non-delivery of shipments of our products. Additionally, material increases in raw material commodity prices could further adversely affect our results of operations and financial position. Although we believe that there are redundant sources available and maintain multiple sources for most of our products, there may be costs and delays associated with securing such sources and there can be no assurance that such sources would provide the same quality of product at similar prices. Further, substantially all of our import operations are subject to customs' requirements and to tariffs and quotas set by governments through mutual agreements, bilateral actions or, in some cases unilateral action. Imported products and materials may, from time to time, be subject to tariffs or other trade measures in the U.S. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs regulations or similar laws could harm our business. The implementation of additional tariffs, or increased amounts on current tariffs, on items imported by us from China or other countries could increase our costs and could result in lowering our gross margin on products sold and could cause us to have to stop supplying certain customers.

- *Disruption in the global capital and credit markets.* If global economic and financial market conditions deteriorate, it could have a material adverse effect on our financial condition and results of operations. In particular, lower consumer spending may result in reduced demand and orders for certain of our products, order cancellations, lower revenues, increased inventories, and lower gross margins. Further, if our customers experience difficulty obtaining financing in the capital and credit markets to purchase our products, this could result in further reduced orders for our products, order cancellations, inability of customers to timely meet their payment obligations to us, extended payment terms, higher accounts receivable, reduced cash flows, greater expense associated with collection efforts and increased bad debt expense; and a severe financial difficulty experienced by our customers may cause them to become insolvent or cease business operations.

- *Importation issues.* Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers, as well as increase our costs. In addition, this could cause us to maintain higher levels of inventory, in order to avoid disruption to customers These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition. Beginning in early 2021, we have encountered delays, sometimes severe, in receiving inventory from our Asian suppliers, in addition to materially increased costs. This has caused intermittent shortages of inventory. The major reasons for these issues include the following: increased price of fuel; shortage of shipping containers; congestion at the ports in Asia and the United States; and shortage of truck drivers in the United States.

- *Raw Materials.* Our profitability is affected by the prices of the raw materials used in the manufacturing of our products. These prices may fluctuate based on a number of factors beyond our control, including, among others, changes in supply and demand, general economic conditions, labor costs, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Significant increases in the prices of raw materials or finished goods could adversely affect our profit margins, especially if we are not able to recover these costs by increasing the prices we charge our customers for our products.

- *Customer concentration.* We have several key customers, one of which accounted for approximately 21.2% of our 2022 consolidated revenue and 24.3% of our consolidated accounts receivable on December 31, 2022. Loss of key customers or a material negative change in our relationships with our key customers could have a material adverse effect on our business, results of operations or financial position.

- *Unforeseen inventory adjustments or changes in purchasing patterns.* We make purchasing decisions based upon a number of factors including an assessment of market needs and preferences, manufacturing lead times and cash flow considerations. To the extent that our assumptions result in inventory levels being too high or too low, there could be a material adverse effect on our business, results of operations or financial position.

- *Market acceptance of products.* There can be no assurance that the market continues its acceptance of the products we introduced in recent years or will accept new products (including the introduction of products into new geographic markets) introduced or scheduled for introduction in 2023. There can also be no assurance that the level of sales generated from these new products or geographic markets relative to our expectations will materialize.

- *Competition.* The markets in which we sell our products are highly competitive based on price, quality, availability, post-sale service and brand-name awareness. Several competing companies are well-established manufacturers that market on a global basis.

- *Price reductions.* Price reductions in response to customer and competitive pressures, as well as price reductions or promotional actions taken in order to drive demand, could have a material adverse effect on our business, results of operations or financial position.

Industry and Economic Risks

- *Exposure to fluctuations in energy prices.* Fluctuations in energy prices, including crude oil and gas prices, could negatively impact the activities of those of our customers involved in extracting, refining, or exploring for crude oil and gas, resulting in a corresponding adverse effect on the demand for the products that they purchase from us. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of, and demand for, oil and gas, market uncertainty and a variety of other economic factors that are beyond our control. Worldwide economic, political, and military events, including war (including the military action by Russia in Ukraine), terrorist activity, events in the Middle East and initiatives by the Organization of the Petroleum Exporting Countries (OPEC), have contributed, and are likely to continue to contribute, to price and volume volatility. Such volatility could result in a material adverse effect on our business, results of operations or financial position.

- *The strength of the economy in the United States and abroad.* Our business is subject to economic conditions in major markets in which we operate, including recession, inflation, deflation, general weakness in retail and industrial markets, as well as the exposure to liabilities under anti-corruption laws in various countries, such as the U.S. Foreign Corrupt Practices Act, currency instability, transportation delays or interruptions, sovereign debt uncertainties and difficulties in enforcement of contract and intellectual property rights, as well as natural disasters. The strength of such markets is a function of many factors beyond our control, including interest rates, employment levels, availability of credit and consumer confidence.

- *Risks associated with Brexit.* It is possible that Brexit will result in our U.K. operations becoming subject to materially different, and potentially conflicting, laws, regulations or tariffs which could require costly new compliance initiatives or changes to legal entity structures or operating practices.

- *Adverse changes in currency exchange rates.* A majority of our products are manufactured outside the United States, a portion of which are purchased in the local currency. As a result, we are exposed to movements in the exchange rates of various currencies against the United States dollar which could have an adverse effect on our results of operations or financial position. We believe our most significant foreign currency exposures are the Taiwan dollar ("TWD") and the Chinese Renminbi ("RMB"). Purchases from Chinese sources are made in U.S. dollars ("USD"). However, if the RMB were to be revalued against the dollar, there could be a significant negative impact on the cost of our products. Further, the reporting currency for our Consolidated Financial Statements is the USD. Certain of the Company's assets, liabilities, expenses, and revenues are denominated in currencies other than the USD. In preparing our Consolidated Financial Statements, those assets, liabilities, expenses, and revenues are translated into USD at applicable exchange rates. Increases or decreases in exchange rates between the USD and other currencies affect the USD value of those items, as reflected in the Consolidated Financial Statements. Substantial fluctuations in the value of the USD could have a significant impact on the Company's financial condition and results of operations.

- *Interest rates.* Interest rate fluctuations and other capital market conditions could have a material adverse effect on our business, results of operations or financial position.

Financing Risks

- *Debt and debt service requirements.* The amount of our debt from time to time could have important consequences. For example, it could: increase our vulnerability to general adverse economic and industry conditions; limit our ability to fund future capital expenditures, working capital and other general corporate requirements and limit our flexibility in planning for, or reacting to, changes in our business.

- *Borrowing and compliance with covenants under our credit facility.* Our credit facility contains affirmative and negative covenants including financial covenants, and default provisions. A breach of any of these covenants could result in a default under our credit agreement. Upon the occurrence of an event of default under our current credit agreement, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If the lenders were to accelerate the repayment of borrowings, to the extent we have significant outstanding borrowings at said time, we may not have sufficient assets to repay our asset-based credit facility and our other indebtedness. Also, should there be an event of default, or a need to obtain waivers following an event of default, we may be subject to higher borrowing costs and/or more restrictive covenants in future periods. Further, the amount available for borrowing under our asset-based revolving loan facility is subject to a borrowing base, which is determined by taking into account, among other things, our accounts receivable, inventory and machinery and equipment. Fluctuations in our borrowing base impact our ability to borrow funds pursuant to the revolving loan facility.

- *Impairment of long-lived assets and goodwill.* The inability to generate future cash flows sufficient to support the recorded amounts of goodwill, other intangible assets and other long-lived assets could result in future impairment charges.

Strategic Risks

- *Retention of key personnel.* Our success depends to a significant extent upon the abilities and efforts of our key personnel. The loss of the services of any of our key personnel or our inability to attract and retain qualified personnel in the future could have a material adverse effect on our business, results of operations or financial position.

- *Acquisition of businesses.* Part of our business strategy is to opportunistically acquire complementary businesses, which involve risks that could have a material adverse effect on our business, financial condition, and results of operations. These risks include:

  - Loss or significant decline in the revenue of customers of the acquired businesses;

  - Inability to successfully integrate the acquired businesses' operations;

  - Inability to coordinate management and integrate and retain employees of the acquired businesses;

  - Difficulties in implementing and maintaining consistent standards, controls, procedures, policies, and information systems;

  - Failure to realize anticipated synergies, economies of scale or other anticipated benefits, or to maintain operating margins;

  - Strain on our personnel, systems and resources, and diversion of attention from other priorities;

  - Incurrence of additional debt and related interest expense;

  - Unforeseen or contingent liabilities of the acquired businesses; and

  - Large write-offs or write-downs, or the impairment of goodwill or other intangible assets.

Legal, Regulatory and Compliance Risks

- *Regulatory environment.* We cannot anticipate the impact of changes in laws and regulations, including changes in accounting standards, taxation requirements, including tax rate changes, new tax laws and revised tax law interpretations, and environmental laws, in both domestic and foreign jurisdictions. Increased legislative and regulatory activity and burdens, and a more stringent manner in which they are applied, could significantly impact our business and the economy as a whole.

- *Litigation and insurance.* The effects of litigation and product liability exposure, as well as other risks and uncertainties described from time to time in our filings with the Securities and Exchange Commission and our public announcements could have a material adverse effect on our business, results of operations or financial position. Further, while we maintain insurance policies to protect against most potential exposures, events may arise against us for which we may not be adequately insured.

- *The threat of terrorism, military actions and related political instability and economic uncertainty.* The threat of potential terrorist attacks on the United States and throughout the world and political instability has created an atmosphere of economic uncertainty in the United States and in foreign markets. Our results may be impacted by the macroeconomic effects of those events. Also, a disruption in our supply chain as a result of terrorist attacks, military action or the threat thereof, may significantly affect our business and its prospects. In addition, such events may also result in heightened domestic security and higher costs for importing and exporting shipments of components and finished goods. Any of these occurrences may have a material adverse effect on our financial position, cash flow or results in any reporting period. On February 24, 2022, Russian forces launched significant military action against Ukraine. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by the U.S. and other countries and companies and organizations against officials, individuals, regions, and industries in Russia, and actions taken by Russia and certain other countries in response to such sanctions, could also have a material adverse effect on our operations.

- *Intellectual property.* The Company relies upon patents, copyrights, trademarks, and trade secret laws to establish and maintain its proprietary rights in many of its products. There can be no assurance that any of its patents, trademarks or other intellectual property rights will not be challenged, invalidated, or circumvented, or that any rights granted thereunder will provide competitive advantages to it. In addition, there can be no assurance that patents will be issued from pending patent applications filed by the Company, or that claims allowed on any future patents will be sufficiently broad to protect our technology or designs. Further, the laws of some foreign countries may not permit the protection of our proprietary rights to the same extent as do the laws of the United States.

- *Business disruptions or other costs associated with information technology, cyber-attacks, system implementations, data privacy, or catastrophic losses.* We rely heavily on computer systems to manage and operate our businesses, and record and process transactions. Computer systems are important to production planning, customer service and order fulfillment among other business-critical processes. Consistent and efficient operation of the computer hardware and software systems is imperative to the successful sales and earnings performance. Despite efforts to prevent such situations, and loss control and risk management practices that partially mitigate these risks, our systems may be affected by damage or interruption from, among other causes, fire, natural disasters, power outages, system failures and other information security risks, such as viruses, ransomware attacks and other cyberattacks which have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign private parties and state actors.

- Computer hardware and storage equipment that is integral to efficient operations, such as e-mail, telephone, and other functionality, is concentrated in certain physical locations in which we operate. Additionally, we rely on software applications and enterprise cloud storage systems and cloud computing services provided by third-party vendors, and our business may be adversely affected by service disruptions or security breaches in such third-party systems. Security threats and sophisticated computer crime pose a potential risk to the security of our information technology systems, cloud storage systems, networks, services, and assets, as well as the confidentiality and integrity of some of our customers' data as well as other personal identifiable information maintained by us. If we suffer a loss or disclosure of business or stakeholder information including personal identifiable information due to security breaches, including as a result of human error, technological failures or cybersecurity-related attacks, we may suffer interruptions in our ability to manage operations as well as reputational, competitive, or business harm, which may adversely impact our results of operations and financial condition. We maintain a comprehensive system of preventive and detective controls through our security programs; however, given the rapidly evolving nature and proliferation of cyber threats, our controls may not prevent or identify all such attacks in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems, operations and data, and we cannot eliminate the risk of human error or employee or vendor malfeasance.

The risk factors described above are not intended to be all-inclusive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Furthermore, the headings under which the risk factors are arranged are not necessarily exclusive, and all of the risk factors should be read in their entirety. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on our business, results of operations or financial position.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Florida Pneumatic leases approximately 42,000 square feet in a facility located in Jupiter, Florida, which houses its corporate offices and warehouse. This lease is for a five-year period ending June 2024, which can be reduced by up to one year upon twelve months' notice by either party. In August 2022, the landlord informed Florida Pneumatic that it was exercising its right to terminate this lease effective July 1, 2023. In December 2022, Florida Pneumatic entered into a new lease. This lease is for approximately 29,700 square feet in a facility located in Lake Park, Florida. Additionally, this new lease is for a period of eighty-seven months, commencing on or about July 1, 2023.

Florida Pneumatic's UAT subsidiary leases a 3,100 square foot facility in High Wycombe, United Kingdom. This facility houses UAT's warehouse / distribution, as well as its office needs. This lease was renewed in 2019, for a five-year period and contains a five-year renewal clause.

Jiffy's operation is located in Carson City, Nevada. This facility is 17,500 square foot and is owned by another subsidiary of Florida Pneumatic.

Hy-Tech owns a 51,000 square foot plant facility located in Cranberry Township, Pennsylvania. Additionally, Hy-Tech also leases a 60,700 square foot facility located in Punxsutawney, Pennsylvania. This lease expires in February 2027 and has two three-year options to renew the lease.

The Company leases its executive office of approximately 5,600 square feet located in an office building in Melville, New York. This lease expires August 31, 2025. The Company has the right to terminate this lease effective any time after August 31, 2023, with at least one-year advance written notice to the landlord.

Each facility described above either provides adequate space for the operations of the respective subsidiary for the foreseeable future or can be modified or expanded to provide some additional space.

The owned properties described above are pledged as collateral against the Company's credit facility, which is discussed further in Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources and Notes to Consolidated Financial Statements.

ITEM 3. Legal Proceedings

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. While the results of proceedings cannot be predicted with certainty, the Company believes that the final outcome of these proceedings will not have a material adverse effect on the Company's business, financial condition, or results of operations.

ITEM 4. Mine Safety Disclosures

None.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common Stock ("Common Stock") trades on the Nasdaq Global Market under the symbol PFIN.

As of March 20, 2023, there were approximately 500 holders of record of our Common Stock.

In March 2016, the Company's Board of Directors (the "Board") adopted a dividend policy pursuant to which it declared and paid cash dividends to stockholders in the amount of $0.20 per share, per annum, payable in equal quarterly installments; however, following the declaration of a quarterly dividend in February 2020, the Board suspended this dividend policy. In August 2022 and November 2022, the Board declared special cash dividends of $0.05 per share. In March 2023, the Board reinstated the dividend policy and, in connection therewith, declared a quarterly cash dividend of $0.05 per share.

Future dividend declarations under the dividend policy are subject to the Board's continuing determination that the dividend policy is in the best interests of the Company's stockholders and in compliance with applicable law. The dividend policy may be suspended or cancelled at the discretion of the Board at any time.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

KEY INDICATORS

Economic Measures

Much of our business is driven by the ebbs and flows of the general economic conditions in both the United States and, to a lesser extent, abroad. We focus on a wide array of customer types including, but not limited to large retailers, aerospace manufacturers, large and small resellers of pneumatic tools and parts, automotive related customers, and many OEM customers. We tend to track the general economic conditions of the United States, industrial production, and general retail sales.

A key economic measure relevant to us is the cost of the raw materials in our products. Key materials include metals, especially various types of steel and aluminum. Also important is the value of the United States Dollar ("USD") in relation to the Taiwanese dollar ("TWD"), as we purchase a significant portion of our products from Taiwan. Purchases from Chinese sources are made in USD; however, if the Chinese currency, the Renminbi ("RMB"), were to be revalued against the USD, there could be a negative impact on the cost of our products. Additionally, we closely monitor the fluctuation of the Great British Pound ("GBP") to the USD, and the GBP to TWD, both of which can have an impact on the consolidated results.

We consider tariffs a key economic measure, as a significant portion of products imported by Florida Pneumatic are subject to these tariffs.

Lastly, the cost and availability of a quality labor pool in the countries where products and components are manufactured, both overseas as well as in the United States, could materially affect our overall results.

Operating Measures

Key operating measures we use to manage our operations are orders; shipments; development of new products; customer retention; inventory levels and productivity. These measures are recorded and monitored at various intervals, including daily, weekly, and monthly. To the extent these measures are relevant, they are discussed in the detailed sections below.

Financial Measures

Key financial measures we use to evaluate the results of our business include various revenue metrics; gross margin; selling, general and administrative expenses; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; operating cash flows and capital expenditures; return on sales; return on assets; days sales outstanding and inventory turns. These measures are reviewed at monthly, quarterly, and annual intervals and compared to historical periods as well as to established objectives. To the extent that these measures are relevant, they are discussed in detail below.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain of these accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates pertaining to such matters as inventory reserves, goodwill and intangible assets, sales discounts, and taxes. We base our estimates on historical data and experience, when available, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates resulting from continuing changes in the economic environment will be reflected in the Consolidated Financial Statements in future periods. Actual results may differ from these estimates.

We consider the following policies and estimates to be the most critical in understanding the judgments that are involved in the preparation of the Company's Consolidated Financial Statements and the uncertainties that could impact the Company's financial position, results of operations and cash flows.

Revenue Recognition

Our accounting policy relating to revenue recognition reflects the impact of the adoption of In accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), which is discussed further in our Notes to our Consolidated Financial Statements. We record revenue based on a five-step model. We sell our goods on terms that transfer title and risk of loss at a specified location, which may be our warehouse, destination designated by our customer, port of loading or port of discharge, depending on the final destination of the goods. Other than standard product warranty provisions, our sales arrangements provide for no other post-shipment obligations. We offer rebates and other sales incentives, promotional allowances, or discounts to certain customers, typically related to purchase volume, and are classified as a reduction of revenue and recorded at the time of sale, using the most likely amount approach. We periodically evaluate whether an allowance for sales returns is necessary. Historically, we have experienced minimal sales returns. If we believe there are material potential sales returns, we will provide the necessary provision against sales.

Performance obligations underlying our core revenue are related to the delivery of finished products to customers and do not require significant judgement or estimates. Our revenue is generated through the sale of finished products and is recognized at the point in time when merchandise is transferred to the customer with a fixed payment due generally within 30 to 90 days, and in an amount that considers the impacts of estimated allowances. Further, we have made a policy election to account for shipping and handling activities that occur after the customer has obtained control of the products as fulfillment costs rather than as an additional promised service. There are typically no other performance obligations in our revenue process.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method, or moving weighted average. Our finished products inventory includes materials, labor, and manufacturing overhead costs, and is recorded net of an allowance for obsolete or slow-moving inventory ("OSMI"), as well as any unmarketable inventory. Such allowance is based upon historical experience and management's understanding of market conditions and forecasts of future product demand. Specifically, at Florida Pneumatic and Jiffy we generally place a 100% reserve on inventory that has not had any sales or usage in more than two years. Hy-Tech's methodology is primarily based on inventory turns, with inventory items that turn less frequently, receiving a greater allowance. Changes in our OSMI impact our consolidated balance sheet, gross profit, and net earnings.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is tested for impairment at the reporting unit level on an annual basis. This test is performed as of the last day in November, or more frequently if we believe indicators of impairment might exist. The Company considers its market capitalization and the carrying value of its assets and liabilities, including goodwill, when performing its goodwill impairment test. In evaluating goodwill for impairment, we first assess qualitative factors to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount. Qualitative factors considered included, for example, macroeconomic and industry conditions, overall financial performance, and other relevant entity-specific events. If we bypassed the qualitative assessment or concluded that it was more likely than not that the fair value of a reporting unit was less than its carrying value, we then perform a quantitative goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment to be recognized, if any. If the carrying value of the reporting unit's goodwill exceeded the implied fair value of the goodwill, an impairment loss is recognized in the amount of that excess, not to exceed the carrying amount of goodwill. See Note 1 — *Summary of Significant Accounting Policies* in Notes to our Consolidated Financial Statements for further information.

Intangible assets represent trademarks, customer agreements and patents related to our brands. Finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. Indefinite-lived intangible assets are not amortized, but instead are subject to impairment evaluation. This test is performed as of the last day in November, or more frequently if we believe indicators of impairment might exist through the use of discounted cash flow models. Assumptions used in our discounted cash flow models include: (i) discount rates; (ii) projected annual revenue growth rates; and (iii) projected long-term growth rates. Our estimates also factor in economic conditions and expectations of management, which may change in the future based on period-specific facts and circumstances. Other intangibles with determinable lives, including certain trademarks, customer agreements and patents, are evaluated for the possibility of impairment when certain indicators are present, and are otherwise amortized on a straight-line basis over the estimated useful lives of the assets (currently ranging from 3 to 20 years).

When conducting our impairment assessment of indefinite-lived intangible assets, we initially perform a qualitative evaluation of whether it is more likely than not that the asset is impaired. If it is determined by a qualitative evaluation that it is more likely than not that the asset is impaired, we then test the asset for recoverability. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to its future discounted net cash flows. If the carrying amount of such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

We account for income taxes using the asset and liability approach. This approach requires the recognition of current tax assets or liabilities for the amounts refundable or payable on tax returns for the current year, as well as the recognition of deferred tax assets or liabilities for the expected future tax consequences of temporary differences that can arise between (a) the amount of taxable income and pretax financial income for a year, such as from net operating loss carryforwards and other tax credits, and (b) the tax bases of assets or liabilities and their reported amounts in the Consolidated Financial Statements. Deferred tax assets and liabilities are measured using enacted tax rates. The impact on deferred tax assets and liabilities of changes in tax rates and laws, if any, is reflected in the Consolidated Financial Statements in the period enacted. Further, we evaluate the likelihood of realizing a benefit from our deferred tax assets by estimating future sources of taxable income and the impact of tax planning strategies. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our consolidated financial statements or tax returns and future profitability. Changes in estimates, due to unanticipated events or otherwise, could have a material effect on our financial condition and results of operations. We continually evaluate our deferred tax assets to determine if a valuation allowance is required.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while other positions are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as income taxes in the consolidated statements of operations and comprehensive (loss) income.

OVERVIEW

During 2022, significant factors that impacted our results of operations were the:

- Jackson Gear Company business acquisition in early 2022.

- Economic uncertainty negatively impacted revenue and income, especially in the non-industrial sectors.

- Increased raw material costs negatively impacted gross margin, especially during the first half of 2022.

- Weak customer mix and an increase of obsolete and slow-moving inventory charges at Hy-Tech, which negatively impacted its gross margin.

TRENDS AND UNCERTAINTIES

INTERNATIONAL SUPPLY CHAIN

During the third and fourth quarters of 2021, and early 2022, we encountered severe delays in receiving inventory from our Asian suppliers, which led to intermittent shortages of inventory, however, delays begun to ease somewhat during the latter portion of 2022. Our ocean freight costs, which increased in some cases five-fold during the latter half of 2021 and for much of 2022, have also begun to decline, but are still well in excess of pre-pandemic levels. As a result, we incurred higher costs and delayed deliveries for much of 2022. Further, we believe the following factors negatively impacted our 2022 results:

- Increased price of fuel;

- Shortage of shipping containers;

- Congestion at the ports in Asia and the United States.

At the present time, we believe that some or all of the above-mentioned supply chain disruptions will likely continue for some time in fiscal 2023. While we believe that most of the related costs associated with the issues discussed above have been factored into our selling price, there is no assurance that we will be able to pass through any future additional direct costs or costs incurred related to our international supply chain issues in the future.

DOMESTIC TRANSPORTATION COSTS

For much of fiscal 2022, due to the shortage of vehicle operators in the U.S., we often encountered difficulty in moving goods from the ports of entry to our facilities, as well as arranging for shipments to deliver to our customers. Additionally, we have encountered increases in the costs for these transportation services. It is unclear when or if this situation will abate. As such, these issues will likely affect the Company for the foreseeable future impacting our overall margins and possibly depressing sales.

IMPACT OF INFLATION/GEOPOLITICAL ISSUES

Increasing prices, most notably in freight/transportation, the cost of raw materials and labor had a material effect on our results of operations during 2022. We believe that the current and projected levels of inflation, as well a fear of a possible economic recession will continue to adversely impact our operating costs. As such, at the present time, we are unable to reasonably estimate the impact these issues will have on our results of operations for the foreseeable future.

During 2022, we do not believe we were directly materially impacted by the Russia-Ukraine conflict, however we cannot predict what impact this conflict may have on our results in the future.

BOEING

The Federal Aviation Administration ("FAA") and the European Union Aviation Safety Agency ("EASA") have lifted the grounding of the 737 MAX, which enabled the aircraft to return to service in 2021. China, a large market for this aircraft, had grounded all 737 MAX aircraft beginning in March 2019, permitted a 737 MAX aircraft to make its first passenger flight in January 2023. Boeing is currently holding completed 737 MAX aircraft destined for Chinese carriers. However, we believe that in spite of the recent positive developments, production at Boeing of its 737 MAX aircraft is likely to remain below the production levels that existed prior to the grounding of certain Boeing aircraft and the COVID-19 pandemic for at least the next several quarters.

TECHNOLOGIES

We believe that over time, several newer technologies and features will have a greater effect on the market for our traditional pneumatic tool offerings. So far, the greatest impact has been on the automotive aftermarket with the advent of advanced cordless operated tools. Currently, we do not offer a cordless tool to the automotive aftermarket. However, with respect to the industrial market, we have developed for one of our largest OEM customers a tool mechanism that is incorporated into a major line of their cordless power tools. These tools have been in full production with our supplied system for several years and our sales of this product have continued to grow over that time. We continue to analyze the practicality of developing or incorporating newer technologies in our tool platforms for other markets as well. This includes adding our internally developed mechanisms to existing cordless power sources as well as producing complete cordless tool systems.

OTHER MATTERS

Other than the trends and uncertainties mentioned above, or matters that may be discussed below, there are no major trends or uncertainties that had, or we could reasonably expect to have a material impact on our revenue and operations, nor was there any unusual or infrequent event, transaction or any significant economic change that materially affected our results of operations.

Unless otherwise discussed elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations, we believe that our relationships with our key customers and suppliers remain satisfactory.

RESULTS OF OPERATIONS

2022 compared to 2021

REVENUE

The tables set forth below provide an analysis of our revenue for the years ended December 31, 2022, and 2021.

Consolidated

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | Increase (decrease) | |
	Revenue	Percent of revenue	Revenue	Percent of revenue	$	%
Florida Pneumatic	$41,398,000	70.1%	$41,488,000	77.5%	$ (90,000)	(0.2)%
Hy-Tech	17,643,000	29.9	12,066,000	22.5	5,577,000	46.2
Total	$59,041,000	100.0%	$53,554,000	100.0%	$5,487,000	10.2%

Florida Pneumatic

Florida Pneumatic markets its air tool products to four primary sectors within the pneumatic tool market; Automotive, Retail, Aerospace, and Industrial. It also generates revenue from its Berkley products line, as well as a line of air filters and other OEM parts ("Other").

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | Increase (decrease) | |
	Revenue	Percent of revenue	Revenue	Percent of revenue	$	%
Automotive	$13,699,000	33.1%	$14,543,000	35.1%	$ (844,000)	(5.8)%
Retail	12,523,000	30.3	13,995,000	33.7	(1,472,000)	(10.5)
Aerospace	8,658,000	20.9	7,184,000	17.3	1,474,000	20.5
Industrial	5,958,000	14.4	5,289,000	12.7	669,000	12.6
Other	560,000	1.3	477,000	1.2	83,000	17.4
Total	$41,398,000	100.0%	$41,488,000	100.0%	$ (90,000)	(0.2)%

Florida Pneumatic's full year 2022 revenue is slightly less ($90,000) than the prior year. Its 2022 Retail revenue declined 10.5%, when comparing the fiscal 2022 to the prior year. This decline was driven by several factors, including: a) sluggishness in consumer demand at The Home Depot ("THD"), most notably occurring during the fourth quarter of 2022, as we believe rising interest rates and the general economy softness; b) lower sales of certain tools that enjoyed higher than usual volume during 2021, such as spray guns, which are used to combat the COVID-19 virus, and c) an effort by THD to lower its own inventory levels. 2022 Automotive revenue also declined when compared to 2021. The primary factors for the 5.8% reduction, were weak consumer demand occurring in the United States and, to a lesser extent, in Europe. Further, we believe this weakness in demand for our AIRCAT line of automotive products similar to the decline in Retail revenue, was driven by global rising interest rates and slowing economies. Both the above product lines are affected by the consumer market. Partially offsetting the above declines was a 20.5% increase in Florida Pneumatics' higher gross margin, Jiffy product line. The key factor driving this increase throughout the year was stronger demand in 2022 from both the commercial and military sectors. Most of the Aerospace revenue is attributable to Jiffy Air Tool. Lastly, Florida Pneumatic's Industrial revenue continued its growth during 2022 that commenced in the latter half of 2021. Its 2022 revenue increased 12.6% over 2021, which increased 51.9% over 2020. The primary factors driving this growth are an improved supply chain and increased demand in the foundry, metal fabrication, manufacturing, and assembly sectors.

Hy-Tech

Hy-Tech designs, manufactures, and sells a wide range of industrial products which are categorized as ATP for reporting purposes. In addition to Engineered Solutions, products and components manufactured for other companies under their brands are included in the OEM category in the table below. PTG revenue is comprised of products manufactured and sold by Hy-Tech's gear business. NUMATX, Thaxton and other peripheral product lines, such as general machining, are reported as Other.

	Year Ended December 31,				Increase (decrease)	
	2022		**2021**			
	Revenue	Percent of revenue	Revenue	Percent of revenue	$	%
OEM	$ 8,688,000	49.2%	$ 5,842,000	48.4%	$2,846,000	48.7%
PTG	5,602,000	31.8	2,846,000	23.6	2,756,000	96.8
ATP	2,850,000	16.2	3,024,000	25.1	(174,000)	(5.8)
Other	503,000	2.8	354,000	2.9	149,000	42.1
Total	$17,643,000	100.0%	$12,066,000	100.0%	$5,577,000	46.2%

A key factor driving the 46.2% increase in Hy-Tech's fiscal 2022 revenue, compared to the prior year was the acquisition of JGC that occurred in January 2022, which significantly contributed to the PTG revenue improvement of 96.8%, or more than $2,750,000. (See Note 2 — Acquisition, for further discussion related to this acquisition). Additionally, Hy-Tech's OEM revenue increased 48.7% over the prior year. This improvement is due primarily to increased shipments to a major OEM customer, and to a lesser extent, improved general market conditions in 2022, compared to 2021 during which Hy-Tech was impacted by the slowdown caused by the COVID global pandemic. The gross profit generated from the shipments to this OEM customer is less than historical OEM gross profit. The key factor for the increase in Hy-Tech's Other revenue was a large one-time order for its Thaxton products. The decline (5.8%) in ATP revenue was driven by two factors; first, Hy-Tech's ATP products continue to be price-challenged by off-shore suppliers, and second, the Company's decision in 2021 to focus more of its design and marketing efforts on its OEM suite of products.

GROSS MARGIN

	Year Ended December 31,		Increase	
	2022	**2021**	Amount	%
Florida Pneumatic	$16,484,000	$15,274,000	$1,210,000	7.9%
As percent of respective revenue	39.8%	36.8%	3.0% pts	
Hy-Tech	$2,455,000	$2,073,000	$382,000	18.4%
As percent of respective revenue	13.9%	17.2%	(3.3)% pts	
Total Tools	$18,939,000	$17,347,000	$1,592,000	9.2%
As percent of respective revenue	32.1%	32.4%	(0.3)% pts	

Florida Pneumatic's Aerospace revenue generates stronger margins than its other product lines. Aerospace revenue increased as a percentage of Florida Pneumatic's revenue, which in turn was a major factor in the improved gross margin. The vast majority of Florida Pneumatic's Aerospace revenue is generated through the sale of the JIFFY product line. Additionally, other factors that contributed to Florida Pneumatic's 300 basis point improvement were, its ability during fiscal 2022 to pass through some of the increases it incurred in ocean and domestic freight costs, as well as favorable foreign exchange rates, mostly related to the Taiwanese dollar. It should be noted that Florida Pneumatic's ocean freight costs, particularly during the second half of 2021 through mid-2022 increased approximately five-fold, when compared to pre-pandemic rates. Our ocean freight costs have declined somewhat during the second half of 2022, but still remain above pre-pandemic levels. These improvements to gross margin were partially offset by increased warranty costs related to The Home Depot. Warranty costs lag in relation to shipments. As such, we believe these costs will decline over time.

Hy-Tech manufactures most of its products. Its gross margin is significantly affected by customer/ product mix. Specifically, its largest OEM customers generates lower than average gross margin. We are continuing to increase prices and reduce manufacturing costs without jeopardizing the relationship with this major customer. Additionally, factors such as absorption of manufacturing overhead, raw material pricing, third-party costs, and the supply chain issues have affected its overall gross margin. Specifically, during 2022, Hy-Tech has encountered higher raw material, freight, and outside third-party vendor costs, all adversely affecting its gross margin in 2022. Further, during the latter portion of 2022 as Hy-Tech realigned its marketing and sales strategy, it determined that certain customers and products would no longer be serviced. As a result, Hy-Tech incurred an excess charge relating to obsolete, slow-moving inventory ("OSMI"). Further, Hy-Tech's total gross margin was impacted by weak overhead absorption at its Punxsutawney, PA. facility, due primarily to integration issues of the Jackson Gear Company acquisition that occurred during the first quarter of 2022. We believe these issues will be corrected during the second quarter of 2023.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") include salaries and related costs, commissions, travel, administrative facilities, communications costs and promotional expenses for our direct sales and marketing staff, administrative and executive salaries, and related benefits, legal, accounting, and other professional fees as well as general corporate overhead and certain engineering expenses.

Our SG&A expenses during 2022 were $20,373,000, compared to $19,856,000, in 2021. Significant factors that contributed to the net change include:

i) Compensation expenses increased $676,000. Compensation expense is comprised of base salaries and wages, accrued performance-based bonus incentives and associated payroll taxes and employee benefits. Several factors contributed to this increase, among them the staffing added in connection with the JGC acquisition, increased wages primarily related to retention incentives and annual wage adjustments and increases in company-wide bonus/incentive/performance accruals.

ii) Professional fees and expenses increased $305,000, due primarily to legal, accounting, and other fees incurred in connection with the JGC acquisition. Other expenses that contributed to the increase in professional fees included ongoing cyber security/prevention costs, recruitment fees and legal fees associated with regulatory initiatives.

iii) Bad debt expense increased $96,000, when comparing 2022 to 2021. During the fourth quarter of 2022, we made several attempts to resolve and collect past due invoices from one customer, to no avail. It is extremely unlikely that we will be able to collect from this customer.

iv) Our depreciation and amortization increased $94,000 as the result of additional equipment purchased throughout the year and equipment and intangible assets acquired in connection with the Jackson Gear Company acquisition.

v) Temporary labor and stock-based compensation expense increased $35,000 and $36,000, respectively.

vi) Our variable expenses decreased $499,000. Driving this decline were significantly lower advertising costs at Florida Pneumatic, caused by a change in a distribution channel strategy.

vii) Our computer-related expenses declined $280,000. During the second quarter of 2021, we incurred approximately $288,000 in costs related to the May 2021 ransomware attack at our Florida Pneumatic subsidiary, where no such costs were incurred during 2022.

IMPAIRMENT OF ASSETS

During 2022 and 2021, we reduced by $48,000 and $88,000, respectively, the carrying value of certain not-in-use fixed assets to their fair value.

OTHER INCOME

In accordance with current accounting guidance, we recorded a gain of $19,000 during the fourth quarter of 2022 related to the early termination of a real property lease.

In December 2021, we completed the process of determining and verifying our eligibility and amount of payroll tax credits known as the Employee Retention Credit ("ERC"). This resulted in filing certain amended payroll tax forms, which, in the aggregate, totaled $2,028,000 of payroll tax credits. During 2022, we received approximately $112,000 of the ERC. In January 2023, we received approximately $1,677,000 of the ERC. The ERC is subject to federal and local tax. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), on April 20, 2020, we received a Paycheck Protection Program ("PPP") loan, in the amount of $2,929,000. Under the terms of the CARES Act, as amended, we were eligible to apply for forgiveness for all or a portion of the PPP loan. In February 2021, we filed an application for forgiveness with the lender, who approved this submission and submitted the application for forgiveness to the SBA. On June 9, 2021, we were advised that the SBA had approved our PPP loan forgiveness application. Accordingly, the lender applied the funds it received from the SBA and paid off PPP loan principal and interest in full. In accordance with accounting guidance, this forgiveness of debt and related accrued interest was accounted for as Other Income and Interest Expense — Net, in 2021, and was not considered as taxable income.

INTEREST EXPENSE — NET

	Year Ended December 31,		(increase) decrease	
	2022	2021	Amount	%
Interest expense attributable to:				
Short-term borrowings	$353,000	$ 47,000	$(306,000)	(651.1)%
PPP loan	—	(18,000)	(18,000)	(100.0)
Amortization expense of debt issue costs	16,000	16,000	—	—
Other	(6,000)	—	6,000	NA
Total	$363,000	$ 45,000	$(318,000)	(706.7)%

The most significant factor causing the increase in our short-term borrowings interest expense was the growth in the prime rate during 2022. The Applicable Margin, as defined in our Credit Agreement during fiscal 2022 ranged from 1.5% to 2.10% applied to LIBOR /SOFR borrowings and from 0.50% to 1.60% applied to Base rate borrowings. The interest charged on Base rate borrowings, (effectively borrowings at Prime rate) before adding Applicable Margin increased from 3.25% in January 2022 to 7.50% at December 31, 2022. Further, the interest rate before the Applicable Margin for LIBOR / SOFR term borrowings increased from an average of 1.61% in January 2022 to an average of 6.20% for borrowing in December 2022. Our average monthly borrowings under the Credit Facility during fiscal 2022 ranged from $7,852,000 to $12,654,000. The average monthly short-term borrowing during fiscal 2022 was $9,845,000, compared to $2,686,000 during the prior year. The increase was driven by the Jackson Gear Company business acquisition in January 2022 (See Note 2). Additional working capital needs are due to the anticipated growth, and a roll-out of a tools program to our retail customer. Our Revolver borrowings increased significantly in the first half of 2022 and began to decline during the second half of 2022. At December 31, 2022 our borrowing under the Credit Facility was net $7,570,000. (See Liquidity and Capital Resources for further discussion).

The amortization expense is related to the debt issue costs associated with amendments to our banking facility.

Lastly, Other relates to interest income in connection with Tax refunds received in fiscal 2022.

INCOME TAX EXPENSE

The benefit from income taxes was $376,000 in 2022, compared to $2,000 in 2021. Significant factors impacting the 2022 net effective tax benefit rate were non-deductible permanent differences, and state and local taxes. The net effective tax benefit for 2022 was (20.3%). See Note 11 — Income Taxes to our Consolidated Financial Statements for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

We monitor such metrics as days sales outstanding, inventory requirements, accounts payable and capital expenditures to project liquidity needs, as well as evaluate return on assets. Our primary source of funds is our Revolver Loan ("Revolver") with our bank.

We gauge our liquidity and financial stability by various measurements, some of which are shown in the following table:

	December 31,	
	2022	**2021**
Working capital	$20,838,000	$24,598,000
Current ratio	2.44 to 1	3.04 to 1
Shareholders' equity	$41,956,000	$43,840,000

Credit Facility

Currently our Credit Facility, which is discussed in detail in Note 7 — Debt, is the primary source of funding our operations. Further, this Credit Facility was amended in March 2023. See Note — 13 — Subsequent events for further discussion.

Additionally, should the need arise whereby the current Credit Facility is insufficient; we could obtain additional funds based on the value of our real property.

Cash Flows

For the year ended December 31, 2022, cash provided by operating activities was $3,288,000, compared to cash used in operating activities for the year ended December 31, 2021, of $4,149,000. At December 31, 2022, our consolidated cash balance was $667,000, compared to $539,000 at December 31, 2021. Cash at our UAT subsidiary on December 31, 2022, and 2021 was $49,500 and $190,000, respectively. We operate under the terms and conditions of the Credit Agreement. As a result, all domestic cash receipts are remitted to Capital One lockboxes.

Our total debt to total book capitalization (total debt divided by total debt plus equity) on December 31, 2022, was 15.3%, compared to 11.6% on December 31, 2021.

Capital spending during the year ended December 31, 2022, was $2,374,000, compared to $642,000 in 2021. Capital expenditures currently planned for 2023 are approximately $2,600,000 which we expect will be financed through the Credit Facility. The major portion of these planned capital expenditures will be for new metal cutting equipment, tooling and information technology hardware and software.

Our liquidity and capital is primarily sourced from our credit facility, described in Note 7 — Debt, to our Consolidated Financial Statements, and cash provided by operations. At December 31, 2022, we had $7,678,000 available to us from the revolver portion of the credit facility.

For the year ended December 31, 2022, we had $7,235,000 of open purchase order commitments, compared to $16,331,000 at December 31, 2021.

Customer concentration

During 2022, we had one customer that accounted for 21.2% of our consolidated revenue, compared to 26.1% in 2021. Further, accounts receivable on December 31, 2022, and 2021 due from this customer were 24.3% and 35.9%, respectively, of total accounts receivable.

IMPACT OF INFLATION

During 2022, with respect to our cost of inventory, we encountered price increases in raw materials, imported parts and tools, ocean freight and labor. It is difficult to accurately determine what portion of these increases are attributable to inflation. During the latter half of fiscal 2022, we were able to begin to successfully pass through most of the above-mentioned price increases. We intend to continue to actively manage the impact of inflation on our results of operations, however, we cannot reasonably estimate possible future impacts at this time. See ITEM 1A -Risk Factors

Recently Adopted Accounting Pronouncements

Please refer to Note 1, *Summary of Significant Accounting Policies,* to the Notes to Consolidated Financial Statements included elsewhere in this report for a discussion of recently adopted accounting pronouncements and new accounting pronouncements that may impact us.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Not Required

ITEM 8. Financial Statements and Supplementary Data

P&F INDUSTRIES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of P&F Industries, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of P&F Industries, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill and Indefinite Lived Intangibles (Note 1 and Note 6 to the Consolidated Financial Statements)

Critical Audit Matter

As disclosed in the consolidated financial statements, goodwill and indefinite lived intangibles are tested for impairment annually at the reporting unit level on November 30 unless an interim test is required due to

21

the presence of indicators that goodwill and indefinite lived intangibles may be impaired. Significant judgment is exercised by management in determining if impairment is present and at what amount. As a part of this determination, significant estimation is required to determine the fair value of each reporting unit. Fair value is estimated by management based on an income approach using a discounted cash flow model. In particular, the fair value estimates are sensitive to significant assumptions such as the operating performance projections, terminal growth rate, industry factors, and discount rates.

Given these factors, auditing management's quantitative impairment tests for goodwill and indefinite lived intangible assets involved especially challenging, subjective, and complex auditor judgment and increased audit effort.

How Our Audit Addressed the Critical Audit Matter

Our principal audit procedures related to the Company's annual goodwill and indefinite lived intangibles impairment test included the following, among others:

- We gained an understanding of and evaluated the design and implementation of the Company's controls that address the risk of material misstatement related to potential impairment, including methods, data, and significant assumptions used in developing the discounted cashflow analysis as well as the reasonableness of the underlying data used by the Company in its analyses;

- We evaluated management's significant accounting policies related to impairment of goodwill and indefinite-lived intangible assets for reasonableness;

- We evaluated significant judgments made by management, including the identification of two reporting units along with a separate unit to capture the corporate overhead;

- We evaluated management's ability to estimate future cash flows, including projected revenues, by performing a retrospective review of select Company historical cash flow forecasts;

- We evaluated management's projected revenues and cash flows by comparing the projections to the underlying business strategies and growth plans and performed a sensitivity analysis related to the key inputs to projected cash flows, including revenue growth rates, to evaluate the changes in the fair value of the reporting unit that would result from changes in assumptions;

- With the assistance of our firm's valuation professionals with specialized skills and knowledge in valuation methods and models, we tested the Company's discounted cash flow models, including certain assumptions including the terminal value and discount rates; and

- We evaluated management's reconciliation of the fair value measurements from the individual reporting units discounted cash flows to the Company's market capitalization.

/s/ CohnReznick LLP

We have served as the Company's auditor since 2008.

Melville, New York
March 29, 2023

P&F INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash	$ 667,000	$ 539,000
Accounts receivable – net	7,370,000	7,550,000
Inventories	24,491,000	24,021,000
Prepaid expenses and other current assets	2,753,000	4,566,000
TOTAL CURRENT ASSETS	35,281,000	36,676,000
PROPERTY AND EQUIPMENT		
Land	507,000	507,000
Buildings and improvements	4,087,000	3,605,000
Machinery and equipment	28,057,000	25,675,000
	32,651,000	29,787,000
Less accumulated depreciation and amortization	23,288,000	21,707,000
NET PROPERTY AND EQUIPMENT	9,363,000	8,080,000
GOODWILL	4,822,000	4,447,000
OTHER INTANGIBLE ASSETS – net	5,326,000	5,592,000
DEFERRED INCOME TAXES – net	629,000	349,000
RIGHT-OF-USE ASSETS – OPERATING LEASES	5,521,000	2,969,000
OTHER ASSETS – net	62,000	77,000
TOTAL ASSETS	$61,004,000	$58,190,000

The accompanying notes are an integral part of these consolidated financial statements.

P&F INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

	December 31, 2022	December 31, 2021
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings	$ 7,570,000	$ 5,765,000
Accounts payable	3,094,000	2,920,000
Accrued compensation and benefits	1,757,000	1,475,000
Accrued other liabilities	1,002,000	1,078,000
Current lease obligations – operating leases	1,020,000	840,000
TOTAL CURRENT LIABILITIES	14,443,000	12,078,000
Non-current lease obligations – operating leases	4,535,000	2,176,000
Other liabilities	70,000	96,000
TOTAL LIABILITIES	19,048,000	14,350,000
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS' EQUITY		
Preferred stock – $10 par; authorized – 2,000,000 shares; no shares issued	—	—
Common Stock:		
Class A – $1 par; authorized – 7,000,000 shares; issued – 4,467,000 on December 31, 2022 and 4,453,000 on December 31, 2021	4,467,000	4,453,000
Class B – $1 par; authorized – 2,000,000 shares; no shares issued	—	—
Additional paid-in capital	14,246,000	14,167,000
Retained earnings	34,251,000	36,046,000
Treasury stock, at cost – 1,273,000 shares on December 31, 2022 and 2021	(10,213,000)	(10,213,000)
Accumulated other comprehensive loss	(795,000)	(613,000)
TOTAL SHAREHOLDERS' EQUITY	41,956,000	43,840,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 61,004,000	$ 58,190,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Year ended December 31,	
	2022	**2021**
Net revenue	$59,041,000	$53,554,000
Cost of sales	40,102,000	36,207,000
Gross profit	18,939,000	17,347,000
Selling, general and administrative expenses	20,373,000	19,856,000
Impairment of assets held for sale	48,000	88,000
Operating loss	(1,482,000)	(2,597,000)
Other income	19,000	4,957,000
Loss on sale of fixed assets	(26,000)	(27,000)
Interest expense	(363,000)	(45,000)
(Loss) income before income taxes	(1,852,000)	2,288,000
Income tax benefit	376,000	2,000
Net (loss) income	$ (1,476,000)	$ 2,290,000
Basic and diluted (loss) earnings per share	$ (0.46)	$ 0.72
Weighted average common shares outstanding:		
Basic	3,186,000	3,178,000
Diluted	3,186,000	3,192,000
Net (loss) income	$ (1,476,000)	$ 2,290,000
Other comprehensive loss – foreign currency translation adjustment	(182,000)	(36,000)
Total comprehensive (loss) income	$ (1,658,000)	$ 2,254,000

The accompanying notes are an integral part of these consolidated financial statements.

P&F INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Class A Common Stock, $1 Par Shares	Amount	Additional paid-in capital	Retained earnings	Treasury stock Shares	Amount	Accumulated other comprehensive loss
Balance, January 1, 2022	$43,840,000	4,453,000	$4,453,000	$14,167,000	$36,046,000	(1,273,000)	$(10,213,000)	$(613,000)
Net loss	(1,476,000)	—	—	—	(1,476,000)	—	—	—
Exercise of Stock Options	40,000	7,000	7,000	33,000	—	—	—	—
Restricted Common Stock compensation	52,000	7,000	7,000	45,000	—	—	—	—
Stock – based compensation	1,000	—	—	1,000	—	—	—	—
Foreign currency translation adjustment	(182,000)	—	—	—	—	—	—	(182,000)
Dividend	(319,000)	—	—	—	(319,000)	—	—	—
Balance, December 31, 2022	$41,956,000	4,467,000	$4,467,000	$14,246,000	$34,251,000	(1,273,000)	$(10,213,000)	$(795,000)

	Total	Class A Common Stock, $1 Par Shares	Amount	Additional paid-in capital	Retained earnings	Treasury stock Shares	Amount	Accumulated other comprehensive loss
Balance, January 1, 2021	$41,538,000	4,428,000	$4,428,000	$14,144,000	$33,756,000	(1,273,000)	$(10,213,000)	$(577,000)
Net income	2,290,000	—	—	—	2,290,000	—	—	—
Restricted Common Stock compensation	43,000	25,000	25,000	18,000	—	—	—	—
Stock – based compensation	5,000	—	—	5,000	—	—	—	—
Foreign currency translation adjustment	(36,000)	—	—	—	—	—	—	(36,000)
Balance, December 31, 2021	$43,840,000	4,453,000	$4,453,000	$14,167,000	$36,046,000	(1,273,000)	$(10,213,000)	$(613,000)

The accompanying notes are an integral part of these consolidated financial statements.

P&F INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2022	**2021**
Cash Flows from Operating Activities		
Net (loss) income	$(1,476,000)	$ 2,290,000
Adjustments to reconcile net (loss) income to net cash provided by (used) in operating activities:		
Non-cash charges:		
Depreciation	1,837,000	1,788,000
Amortization of other intangible assets	687,000	631,000
Operating lease expense	949,000	895,000
Amortization of debt issue costs	16,000	16,000
Amortization of consideration payable to customer	157,000	270,000
Recovery of provision for losses on accounts receivable	47,000	10,000
Stock-based compensation	1,000	5,000
Stock-based compensation – options exercised	38,000	—
Restricted stock-based compensation	52,000	43,000
Loss on disposal of fixed assets	26,000	(27,000)
Deferred income taxes	(276,000)	(120,000)
Fair value adjustment of assets held for sale	48,000	88,000
Gain on early termination of lease	(19,000)	—
Forgiveness of Paycheck Protection Program loan	—	(2,929,000)
Changes in operating assets and liabilities net of acquisition:		
Accounts receivable	739,000	(96,000)
Inventories	(223,000)	(5,671,000)
Prepaid expenses and other current assets	1,446,000	(1,825,000)
Accounts payable	(21,000)	726,000
Accrued compensation and benefits	304,000	954,000
Accrued other liabilities	(68,000)	(264,000)
Operating lease liabilities	(945,000)	(888,000)
Other liabilities	(31,000)	(45,000)
Total adjustments	4,764,000	(6,439,000)
Net cash provided by (used in) operating activities	3,288,000	(4,149,000)
Cash Flows from Investing Activities:		
Capital expenditures	$(2,374,000)	$ (642,000)
Proceeds from sale or disposal of machinery and equipment	46,000	58,000
Purchase of the net assets of the Jackson Gear Company business	(2,300,000)	—
Net cash used in investing activities	(4,628,000)	(584,000)
Cash Flows from Financing Activities:		
Dividend payments	(319,000)	—
Proceeds from exercise of stock options	2,000	—
Net proceeds from short-term borrowings	1,805,000	4,391,000
Net cash provided by financing activities	1,488,000	4,391,000
Effect of exchange rate changes on cash	(20,000)	(23,000)
Net increase (decrease) in cash	128,000	(365,000)
Cash at beginning of year	539,000	904,000
Cash at end of year	$ 667,000	$ 539,000
Supplemental disclosures of cash flow information:		
Cash paid for:		
Interest	$ 322,000	$ 39,000
Income taxes	$ 128,000	$ 22,000
Cash paid for amounts included in the measurement of operating lease liabilities	$ 34,000	$ 10,000
Supplemental disclosures of non-cash investing and financing activities:		
Right of Use ("ROU") assets recognized for new operating lease liabilities	$ 3,488,000	$ 427,000

The accompanying notes are an integral part of these consolidated financial statements.

P&F INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements contained herein include the accounts of P&F Industries, Inc. and subsidiaries ("P&F" or the "Company"). All significant intercompany balances and transactions have been eliminated.

The Company

P&F is a Delaware corporation incorporated in 1963. The Company conducts its business through a wholly-owned subsidiary, Continental Tool Group, Inc. ("Continental"), which in turn operates through its wholly-owned subsidiaries, Florida Pneumatic Manufacturing Corporation ("Florida Pneumatic") and Hy-Tech Machine, Inc. ("Hy-Tech"). Exhaust Technologies Inc. ("ETI"), Universal Air Tool Company Limited ("UAT") and Jiffy Air Tool, Inc. ("Jiffy"), are all wholly-owned subsidiaries of Florida Pneumatic. The business of Air Tool Service Company ("ATSCO") operates through a wholly-owned subsidiary of Hy-Tech. During 2019, the Company through a wholly-owned subsidiary of Hy-Tech, acquired substantially all the operating assets comprising the businesses of Blaz-Man Gear, Inc. and Gear Products & Manufacturing, Inc., each a manufacturer and distributer of custom gears.

Florida Pneumatic directly, and through its wholly-owned subsidiaries Exhaust Technologies Inc. ("ETI"), Universal Air Tool Company Limited ("UAT"), and Jiffy Air Tool, Inc. ("Jiffy") imports, manufactures, and markets pneumatic hand tools of its own design, primarily to the retail, industrial, automotive and aerospace markets. Its products include sanders, grinders, drills, saws, and impact wrenches. These tools are similar in appearance and function to electric hand tools, but are powered by compressed air, rather than by electricity or a battery. Air tools, as they are more commonly referred to, generally offer better performance, and weigh less than their electrical counterparts. Florida Pneumatic imports and/or manufactures approximately 75 types of pneumatic hand tools, most of which are sold at prices ranging from $50 to $1,000, under the names "Florida Pneumatic," "Universal Tool", "Jiffy Air Tool", AIRCAT, NITROCAT, as well as under the trade names or trademarks of several private label customers. These products are sold to retailers, distributors, manufacturers and private label customers through in-house sales personnel and manufacturers' representatives. The AIRCAT and NITROCAT brands of pneumatic tools are sold primarily to the automotive service and repair market ("automotive market"). Users of Florida Pneumatic's hand tools include industrial maintenance and production staffs, do-it-yourself mechanics, professional automobile mechanics and auto body personnel. Jiffy manufactures and distributes pneumatic tools and components primarily to aerospace manufacturers.

Hy-Tech designs, manufactures, and distributes industrial tools, pneumatic systems, gearing, accessories, and a wide variety of replacement parts under various brands including ATP, NUMATX, Thaxton and Power Transmission Group. These tools, etc. are sold at prices ranging from under $100 to more than $62,000.

Hy-Tech's "Engineered Solutions" products are sold direct to Original Equipment Manufacturers (OEMs), and industrial branded products are sold through a broad network of specialized industrial distributors serving the power generation, petrochemical, aerospace, construction, railroad, mining, ship building and fabricated metals industries, among others. Hy-Tech works directly with its industrial customers, designing and manufacturing products from finished components to complete turnkey systems to be sold under their own brand names.

Hy-Tech's "Power Transmission Group", commonly referred to as "PTG", produces spiral bevel and straight bevel gears along with a wide variety of other gearing. These products are sold direct to OEMs, end-users and gearbox repair companies. PTG works directly with its customers engineering departments to design or redesign gears or gearboxes to optimize a solution for functionality and manufacturability.

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

Nearly all of Hy-Tech brands are manufactured in the United States of America. Hy-Tech markets ATP branded impact sockets, striking wrenches and accessories that are imported from India and Asia.

The sales of Hy-Tech products through various channel and direct customers are managed by both direct sales personnel and a network of specialized manufacturer representatives. Further, its products are sold as standard off-the-shelf and also customized to customer specific specifications.

Basis of Financial Statement Presentation

The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States ("US GAAP").

COVID-19

On March 11, 2020, the World Health Organization designated the recent novel coronavirus, or COVID-19, as a global pandemic. COVID-19 was first detected in Wuhan City, Hubei Province, China and continued to spread, significantly impacting various markets around the world, including the United States. Various policies and initiatives have been implemented to reduce the global transmission of COVID-19.

The COVID-19 virus and the resultant global economic down-turn had a negative impact on our fiscal 2022 results. Additionally, we believe the supply-chain crisis, which severely affected the Company's fiscal 2022 results was related to the pandemic. Beginning in early 2021 but magnifying during the third quarter of 2021 and continuing throughout 2022 the Company encountered severe shipping / receiving delays of inventory from its Asian suppliers, which caused intermittent shortages of inventory. Further, the costs of international freight greatly increased. Although many of the restrictions and other containment measures implemented by authorities in response to the COVID-19 pandemic have since been lifted or scaled back, the Company expects that the impact COVID-19 will continue to some extent. The fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, present material uncertainty and risk with respect to us and our results of operations.

Going Concern Assessment

Management assesses going concern uncertainty to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued, which is referred to as the "look-forward period," as defined in US GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, it considers various scenarios, forecasts, projections, estimates and makes certain key assumptions, including the timing and nature of projected cash expenditures, its ability to reduce, delay or curtail cash outflows and its ability to raise additional capital, if necessary, among other factors. Management has prepared estimates of operations covering the look-forward period and believes that sufficient funds will be generated from operations, working capital, and its existing credit facility to fund its operations. The Company has contingency plans in which it would further reduce or defer certain expenses and cash outlays, or monetize real property should operations weaken beyond current forecasts.

The impact of COVID-19 on the Company's business has been considered in these assumptions; however, it is unclear what the full impact of COVID-19 will be in the future or when the Company believes a return to more normal operations may occur.

For the twelve-month period ended December 31, 2022, the Company had an after-tax loss of $1,476,000. The Company did however, have net positive cash flow, with positive cash flow from operations. At December 31, 2022, the Company had working capital of $20,838,000. Further, the Company had

P&F INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

borrowing availability on its bank facility of $7,678,000 at December 31, 2022. Lastly, the Company is not in default on any bank covenant and believes its relationship with the bank is good. See Note 7 — Debt, for further discussion.

The accompanying consolidated financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business.

Revenue Recognition

The Company records revenue based on a five-step model in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company sells its goods on terms which transfer title and risk of loss at a specified location, which may be our warehouse, destination designated by our customer, port of loading or port of discharge, depending on the final destination of the goods. Other than standard product warranty provisions, our sales arrangements provide for no other post-shipment obligations. The Company offers rebates and other sales incentives, promotional allowances or discounts for certain customers that are typically related to customer purchase volume, all of which are classified as a reduction of revenue and recorded at the time of sale, using the most likely amount approach. The Company periodically evaluates whether an allowance for sales returns is necessary. Historically, we have experienced minimal sales returns. If the Company believes there are material potential sales returns, it will provide the necessary provision against sales.

Performance obligations underlying our core revenue sources are related to the delivery of finished products to customers and do not require significant judgment or estimates. Its revenue is generated through the sale of finished products and is generally recognized at the point in time when merchandise is transferred to the customer with a fixed payment due generally within 30 to 90 days, and in an amount that considers the impacts of estimated allowances. Further, the Company has made a policy election to account for shipping and handling activities that occur after the customer has obtained control of the products as fulfillment costs rather than as an additional promised service. There are no other performance obligations as of December 31, 2022.

Accounts receivable at December 31, 2022, was $7,370,000.

The Company analyzes its revenue as follows:

Revenue generated at Florida Pneumatic.

	Year Ended December 31,					
	2022		**2021**		**Increase (decrease)**	
	Revenue	Percent of revenue	Revenue	Percent of revenue	$	%
Automotive	$13,699,000	33.1%	$14,543,000	35.1%	$ (844,000)	(5.8)%
Retail	12,523,000	30.3	13,995,000	33.7	(1,472,000)	(10.5)
Aerospace	8,658,000	20.9	7,184,000	17.3	1,474,000	20.5
Industrial	5,958,000	14.4	5,289,000	12.7	669,000	12.6
Other	560,000	1.3	477,000	1.2	83,000	17.4
Total	$41,398,000	100.0%	$41,488,000	100.0%	$ (90,000)	(0.2)%

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

Revenue generated at Hy-Tech.

	Year Ended December 31,					
	2022		2021		Increase (decrease)	
	Revenue	Percent of revenue	Revenue	Percent of revenue	$	%
OEM	$ 8,688,000	49.2%	$ 5,842,000	48.4%	$2,846,000	48.7%
PTG	5,602,000	31.8	2,846,000	23.6	2,756,000	96.8
ATP	2,850,000	16.2	3,024,000	25.1	(174,000)	(5.8)
Other	503,000	2.8	354,000	2.9	149,000	42.1
Total	$17,643,000	100.0%	$12,066,000	100.0%	$5,577,000	46.2%

Shipping and Handling Costs

Expenses for shipping and handling costs are included in selling, general and administrative expenses, and totaled $1,895,000 and $2,038,000, respectively, for the years ended December 31, 2022, and 2021.

Cash and Cash Equivalents

Cash consists of cash held in bank demand deposits. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2022 and 2021.

Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and short-term debt approximate fair value as of December 31, 2022 and 2021 because of the relatively short-term maturity of these financial instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company sells its products to retailers, distributors, OEMs and end-users involved in a variety of industries. The Company performs continuing credit evaluations of its customers' financial condition, and although the Company generally does not require collateral, letters of credit may be required from customers in certain circumstances.

Management reviews accounts receivable to determine if any receivables will potentially be uncollectible. Factors considered in the determination include, among other factors, number of days an invoice is past due, customer historical trends, available credit ratings information, other financial data, and the overall economic environment. Collection agencies may also be utilized if management so determines.

The Company records an allowance for doubtful accounts based on specifically identified amounts that are believed to be uncollectible. The Company also records as an additional allowance a certain percentage of aged accounts receivable, based on historical experience and the Company's assessment of the general financial conditions affecting its customer base. If actual collection experience changes, revisions to the allowance may be required. The Company has a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in the creditworthiness of any of these customers could have a material effect on the Company's results of operations in the period in which such changes or events occur. After all reasonable attempts to collect an account receivable have failed, the amount of the receivable is written off against the allowance. Based on the information available, the Company

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

believes that its allowance for doubtful accounts as of December 31, 2022, is adequate. However, actual write-offs might exceed the recorded allowance.

Concentrations of Credit Risk

The Company places the majority of its cash with its primary bank, Capital One Bank, National Association ("Capital One"), which is insured by the Federal Deposit Insurance Corporation ("FDIC"). Significant concentrations of credit risk may arise from the Company's cash maintained at Capital One, as from time-to-time cash balances may exceed the FDIC limits. At December 31, 2022, there was $211,000 in excess of the FDIC insured amount.

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company had one customer that accounted for 24.3% and 35.9% of its consolidated accounts receivable at December 31, 2022, and 2021, respectively. Further, this customer accounted for 21.2% and 26.1% of the Company's consolidated revenue in 2022 and 2021, respectively. There was no other customer that accounted for more than 10% of our consolidated revenue in 2022 or 2021.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. The inventory balance, which includes raw materials, labor, and manufacturing overhead costs, is recorded net of an allowance for obsolete or unmarketable inventory. Such allowance is based upon both historical experience and management's understanding of market conditions and forecasts of future product demand. If the actual amount of obsolete or unmarketable inventory significantly exceeds the estimated allowance, the Company's cost of sales, gross profit and net earnings would be significantly affected.

Property and Equipment and Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Generally, the Company capitalizes items in excess of $1,000. Minor replacements and maintenance and repair items are charged to expense as incurred. Upon disposal or retirement of assets, the cost and related accumulated depreciation are removed from the Company's consolidated balance sheets.

Depreciation of buildings and machinery and equipment is computed by using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over periods ranging from 27.5 to 31 years, and machinery and equipment is depreciated over periods ranging from 3 to 10 years. Leasehold improvements are amortized over the life of the lease or the useful life of the related asset, whichever is shorter.

Long-Lived Assets

In accordance with authoritative guidance pertaining to the accounting for the impairment or disposal of long-lived assets, property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's assessment of recoverability of property and equipment is performed on a reporting unit level. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of such asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

Acquisitions

The Company accounts for acquired businesses using the purchase method of accounting, which requires that the assets acquired, liabilities assumed, and contingent consideration, if any, are recorded as of the date of the acquisition at their respective fair values. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred and that restructuring costs be expensed in periods subsequent to the acquisition date. Generally, the Company engages third party valuation appraisal firms to assist it in determining the fair values and useful lives of the assets acquired and liabilities assumed. The Company records a preliminary purchase price allocation for its acquisitions and finalizes purchase price allocations as additional information relative to the fair values of the assets acquired become known.

Goodwill, Intangible and Long-Lived Assets

Goodwill is carried at cost less any impairment charges. Goodwill and intangible assets with indefinite lives are not amortized but are subject to an annual test for impairment at the reporting unit level and between annual tests in certain circumstances. In accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB"), the Company tests goodwill for impairment on an annual basis. This test occurs in the fourth quarter or more frequently if the Company believes indicators of impairment exist. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (that is, a likelihood of more than 50% that the fair value of a reporting unit is less than its carrying amount). If the carrying amount of the reporting unit is less than its fair value, no impairment exists, and no further action is required. If the carrying amount of a reporting unit exceeds its fair value, the entity will record an impairment charge based on the excess of a reporting unit's carrying amount over its fair value.

Intangible assets other than goodwill and intangible assets with indefinite lives, are carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over their respective useful lives, generally 3 to 20 years.

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount by which the carrying value exceeds the fair value of the asset.

Warranty Liability

The Company offers certain warranties against product defects for periods ranging from one to three years. Certain products carry limited lifetime warranties. The Company's typical warranties require it to repair or replace the defective products during the warranty period at no cost to the customer. At the time the product revenue is recognized, the Company records a liability for estimated costs. The costs are estimated based on revenue and historical experience and have not been material. The Company periodically assesses the adequacy of its warranty liability and adjusts the amounts, as necessary. While the Company believes that its estimated liability for product warranties is adequate and that the judgment applied is appropriate, the estimated liability for the product warranties could differ materially in the future.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. This approach requires the recognition of current tax assets or liabilities for the amounts refundable or payable on tax returns for

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

the current year, as well as the recognition of deferred tax assets or liabilities for the expected future tax consequences of temporary differences that can arise between (a) the amount of taxable income and pretax financial income for a year, such as from net operating loss carryforwards and other tax credits, and (b) the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates. The impact on deferred tax assets and liabilities of changes in tax rates and laws, if any, is reflected in the Consolidated Financial Statements in the period enacted. Further, the Company evaluates the likelihood of realizing benefit from our deferred tax assets by estimating future sources of taxable income and the impact of tax planning strategies. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company files a consolidated Federal tax return. P&F and certain of its subsidiaries file combined tax returns in New York, California, Illinois, and Texas. All subsidiaries, other than UAT, file other state and local tax returns on a stand-alone basis. UAT files an income tax return to the taxing authorities in the United Kingdom.

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more likely than not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. Interest and penalties recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

The authoritative guidance for income taxes requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50%) such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns and future profitability. The Company's accounting for deferred tax consequences represents its best estimate of those future events. Changes in the Company's estimates, due to unanticipated events or otherwise, could have a material effect on its financial condition and results of operations. The Company continually evaluates its deferred tax assets to determine if a valuation allowance is required.

Lease Accounting

The Company accounts for all leases in accordance with Accounting Standards Codification No.842, *Leases* ("ASC Topic 842").

As permitted under ASC Topic 842, if the rate implicit in a lease is not readily determinable, the Company uses its incremental borrowing rate as the discount rate. The Company uses its best judgment when determining the incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term to the lease payments in a similar currency.

The Company's operating leases include vehicles, office space and real property. In December 2022, Florida Pneumatic entered into a new real property lease. This lease is for approximately 29,700 square feet in a facility located in Lake Park, Florida. This new lease is for a period of eighty-seven months, commencing on July 1, 2023.

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

For the years ended December 31, 2022 and 2021, the Company had $949,000 and $895,000, respectively, in Operating lease expense.

The following is a maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of December 31, 2022:

	As of December 31, 2022
2023	$ 962,000
2024	950,000
2025	832,000
2026	690,000
2027	700,000
Thereafter	2,576,000
Total operating lease payments	6,710,000
Less imputed interest	(1,155,000)
Total operating lease liabilities	$ 5,555,000
Weighted average remaining lease term	7.2 years
Weighted average discount rate	4.93%

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, possible disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis P&F evaluates its estimates, including those related to collectability of accounts receivable, valuation of inventories, recoverability of goodwill and intangible assets, consideration payable to customer and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

Advertising

The Company typically expenses its costs of advertising in the period in which they are incurred and are included in Selling, General, and Administrative expenses. For the years ended December 31, 2022 and 2021, advertising expenses were $884,000, and $1,276,000, respectively.

(Loss) Earnings Per Common Share

Basic (loss) earnings per common share exclude any dilution. It is based upon the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings (loss) per common share reflect the effect of shares of Common Stock issuable upon the exercise of stock options unless the effect on earnings is anti-dilutive.

Diluted (loss) earnings per common share is computed using the treasury stock method. Under this method, the aggregate number of shares of Common Stock outstanding reflects the assumed use of proceeds

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

from the hypothetical exercise of any outstanding options to purchase shares of the Company's Class A Common Stock. The average market value for the period is used as the assumed purchase price.

The following table sets forth the computation of basic and diluted (loss) earnings per common share:

	Years Ended December 31,	
	2022	**2021**
Numerator for basic and diluted (loss) earnings per common share:		
Net (loss) income	$(1,476,000)	$2,290,000
Denominator:		
Denominator for basic (loss) earnings per common share – weighted average common shares outstanding	3,186,000	3,178,000
Dilutive securities[1]	—	14,000
Denominator for diluted (loss) earnings per common share – adjusted weighted average common shares and assumed conversions	3,186,000	3,192,000

(1) Dilutive securities consist of the "in the money" stock options. In the event of a loss, options are considered anti-dilutive and are therefore not included in the calculation of diluted loss per share.

The average anti-dilutive options outstanding for the years ended December 31, 2022 and 2021, were 133,000 and 137,000, respectively.

Share-Based Compensation

In accordance with US GAAP, the Company measures and recognizes compensation expense for all share-based payment awards based on estimated fair values. Share-based compensation expense is included in selling, general and administrative expense on the accompanying consolidated statements of operations and comprehensive (loss) income.

With respect to stock options, US GAAP requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations and comprehensive (loss) income. The Company records compensation expense ratably over the vesting periods. The Company estimates forfeitures at the time of grant and revises this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company uses the Black-Scholes option-pricing model as its method of valuation for share-based awards granted. As such, the Company's determination of fair value of share-based payment awards is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, relevant interest rates, and the expected term of the awards.

With respect to any issuance of its Common Stock, the Company determines fair value per share as the closing price of its Common Stock on the date of the grant of said shares.

Foreign Currency Translation

The assets and liabilities of international operations are translated at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at the monthly average exchange rates. Adjustments arising from the translation of the foreign currency financial statements of the Company's

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES – (continued)

international operations are reported as a component of "Accumulated other comprehensive loss" in the Company's consolidated balance sheets.

For foreign currency remeasurement from each local currency into the appropriate functional currency, monetary assets and liabilities are remeasured to functional currencies using current exchange rates in effect at the balance sheet date. Gains or losses from these remeasurements were not significant and have been included in the Company's consolidated statements of operations and comprehensive (loss) income. Non-monetary assets and liabilities are recorded at historical exchange rates, and the related remeasurement gains or losses are reported as a component of "Accumulated other comprehensive loss" in the Company's consolidated balance sheets.

Recently Adopted Accounting Pronouncements

There were no new accounting pronouncements adopted by us since our filing of the Annual Report on Form 10-K for the year ended December 31, 2022, which could have a significant effect on our Consolidated Financial Statements.

Not Yet Adopted Accounting Pronouncements

The Company does not expect any recently issued but not yet adopted accounting pronouncements to have a material effect on its consolidated financial statements.

NOTE 2 — ACQUISITION

Effective January 15, 2022, through a wholly-owned subsidiary of Hy-Tech, the Company acquired (the "Acquisition") substantially all the non-real estate assets comprising the business of JGC, a Pennsylvania-based corporation that manufactures and distributes custom gears and power transmission gear products. The purchase price consisted of an aggregate of approximately $2.3 million in cash, which was funded by the Company's Revolver (as defined in Note 7) borrowings, and the assumption of certain payables. The Company has incorporated this business into its PTG business and believes that the Acquisition will provide added market exposure into the market for larger gears.

In connection with the Acquisition, the Company entered into the Consent, Joinder and Amendment No. 9 ("Amendment No. 9") to the Second Amended and Restated Loan and Security Agreement (the "Credit Agreement"), with Capital One, National Association. Amendment No. 9, among other things, provided consent to the Acquisition.

	Total
Total purchase price	$2,300,000

The following table presents the purchase price allocation:

Accounts receivable	$ 489,000
Inventories	359,000
Machinery and equipment	823,000
Customer relationships	450,000
Goodwill	394,000
Liabilities assumed	(215,000)
Total purchase price	$2,300,000

NOTE 2 — ACQUISITION – (continued)

The excess of the total purchase price over the fair value of the net assets acquired is being presented as goodwill. Goodwill is amortized over 15 years for tax purposes, but not deductible for financial reporting purposes. All identifiable intangible assets subject to amortization are amortized over their useful lives for book purposes and are amortized over 15 years for tax purposes.

The following unaudited pro-forma combined financial information gives effect to the Acquisition as if the transaction was consummated on January 1, 2021. This unaudited pro-forma financial information is presented for information purposes only and is not intended to present actual results that would have been attained had the Acquisition been completed as of January 1, 2021 (the beginning of the earliest period presented) or to project potential operating results as of any future date or for any future periods.

	For the twelve-month period ended December 31, 2021
Revenue	$56,430,000
Net Income	$ 2,497,000
Earnings per share – basic	$ 0.79
Earnings per share – diluted	$ 0.78

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, the Company is required to classify certain assets and liabilities based on the following hierarchy:

- Level 1: Quoted prices for identical assets or liabilities in active markets that can be assessed at the measurement date.

- Level 2: Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The guidance requires the use of observable market data if such data is available without undue cost and effort.

As of December 31, 2022, and 2021, the carrying amounts reflected in the accompanying consolidated balance sheets for current assets and current liabilities approximated fair value due to the short-term nature of these accounts.

Assets and liabilities measured at fair value on a non-recurring basis include goodwill and intangible assets. Such assets are reviewed quarterly for impairment indicators. If a triggering event has occurred, the assets are re-measured when the estimated fair value of the corresponding asset group is less than the carrying value. The fair value measurements, in such instances, are based on significant unobservable inputs (Level 3).

NOTE 4 — ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable — net consist of:

	December 31, 2022	December 31, 2021
Accounts receivable	$7,683,000	$7,817,000
Allowance for doubtful accounts, sales discounts, and chargebacks	(313,000)	(267,000)
	$7,370,000	$7,550,000

Net Accounts Recievable at January 1, 2021 was $7,468,000.

NOTE 5 — INVENTORIES

Inventories consist of:

	December 31, 2022	December 31, 2021
Raw materials	$ 2,000,000	$ 2,166,000
Work in process	2,242,000	1,360,000
Finished goods	20,249,000	20,495,000
	$24,491,000	$24,021,000

NOTE 6 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

In accordance with authoritative guidance issued by the FASB, the Company performed an annual impairment test of goodwill and indefinite-lived intangible assets as of November 30, 2022. For both 2022 and 2021, with respect to the Company's two reporting units, Florida Pneumatic and Hy-Tech, the Company determined their fair value using the income approach methodology of valuation, which considers the expected present value of future cash flows. The income approach uses projected future cash flows that are discounted using a weighted average cost of capital analysis that reflects current market conditions. As an integral part of the valuation process, the Company utilizes its latest cash flows forecasts for the next five fiscal years, and then applies projected minimal growth for all remaining years, based upon available statistical data and management's estimates.

At December 31, 2021, only Florida Pneumatic had goodwill. As the result of the Jackson Gear Company business acquisition (see Note 2), the Company recorded $394,000 of goodwill at Hy-Tech. The result of the Company's impairment test as of November 30, 2022, determined that both Florida Pneumatic's or Hy-Tech's fair value exceeded the carrying value and, as such, no impairment to goodwill assets was recorded.

Goodwill

Changes in the carrying amount of goodwill are as follows:

Balance January 1, 2021	$4,449,000
Currency translation adjustment	(2,000)
Balance, January 1, 2022	$4,447,000
Goodwill attributable to the acquisition of JGC business (See Note 2)	394,000
Currency translation adjustment	(19,000)
Balance, December 31, 2022	$4,822,000

NOTE 6 — GOODWILL AND OTHER INTANGIBLE ASSETS – (continued)

Other Intangible Assets

The result of the Company's impairment test as of November 30, 2022, for Florida Pneumatic and Hy-Tech determined that their respective fair value exceeded the carrying value and, as such, no impairment to other intangible assets was recorded.

	December 31, 2022			December 31, 2021		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Other intangible assets:						
Customer relationships[1]	$ 6,921,000	$4,099,000	$2,822,000	$ 6,495,000	$3,545,000	$2,950,000
Trademarks and trade names[1]	2,166,000	—	2,166,000	2,187,000	—	2,187,000
Trademarks and trade names	200,000	86,000	114,000	200,000	73,000	127,000
Engineering drawings	330,000	268,000	62,000	330,000	254,000	76,000
Non-compete agreements[1]	322,000	303,000	19,000	335,000	290,000	45,000
Patents	1,286,000	1,143,000	143,000	1,286,000	1,079,000	207,000
Totals	$11,225,000	$5,899,000	$5,326,000	$10,833,000	$5,241,000	$5,592,000

---

(1) A portion of these intangibles are maintained in a foreign currency and are therefore subject to foreign exchange rate fluctuations.

The weighted average amortization period for intangible assets was as follows:

	December 31, 2022	December 31, 2021
Customer relationships	5.9	6.7
Trademarks and trade names	8.5	9.5
Engineering drawings	4.1	5.1
Non-compete agreements	1.0	2.0
Patents	4.1	4.5

Amortization expense of intangible assets subject to amortization was as follows:

	Years ended December 31,	
	2022	2021
	$687,000	$631,000

Amortization expense for each of the next five years and thereafter is estimated to be as follows:

2023	$ 687,000
2024	639,000
2025	610,000
2026	411,000
2027	199,000
Thereafter	614,000
	$3,160,000

NOTE 7 — DEBT

In October 2010, the Company entered into a Loan and Security Agreement ("Credit Agreement") with an affiliate of Capital One, National Association ("Capital One" or the "Bank"). The Credit Agreement, as amended and restated in April 2017 and further amended from time-to-time, among other things, provides the ability to borrow funds under a $16,000,000 revolver line ("Revolver"), subject to certain borrowing base criteria. Additionally, there is a $2,000,000 line of credit for capital expenditures ("Capex Loan"), with $1,600,000 available for future borrowings. Revolver and Capex Loan borrowings are secured by the Company's accounts receivable, inventory, equipment, and real property, among other things. P&F and certain of its subsidiaries are borrowers under the Credit Agreement, and their obligations are cross guaranteed by certain other subsidiaries. The Credit Agreement expires on February 8, 2024.

See Note — 13 Subsequent events.

On April 12, 2022, we entered into Amendment No. 10 ("Amendment No. 10") to the Credit Agreement, which among other things:

• Increased the Revolving Commitment by $2,000,000, to $18,000,000 through June 30, 2022;

• Removed a $10,000,000 cap on inventory availability through June 30, 2022;

• Prohibited any Capex Loans through June 30, 2022; and

• Implemented Secured Overnight Financing Rate ("SOFR") as the new benchmark interest rate immediately, in lieu of London Interbank Offered Rate ("LIBOR").

Until the effective date of Amendment No. 10, at the Company's option, Revolver borrowings bore interest at either LIBOR or the Base Rate, as the terms are defined in the Credit Agreement, plus an Applicable Margin, as defined in the Credit Agreement. Additionally, the Company was subject to limitations on the number of LIBOR borrowings. As noted above, effective April 12, 2022, the Company began applying SOFR rates instead of LIBOR. The Company continues to have the option to borrow funds at either SOFR or Base Rate. The change from LIBOR to SOFR did not have a significant effect on the Company's consolidated financial statements.

The Company provides Capital One with monthly borrowing base certificates, and in certain circumstances, is required to deliver monthly financial statements and certificates of compliance with various financial covenants. Should an event of default occur the interest rate would increase by two percent per annum during the period of default, in addition to other remedies provided to Capital One.

At December 31, 2022, short-term or Revolver borrowing was $7,570,000, compared to $5,765,000, at December 31, 2021. Applicable Margin Rates at December 31, 2022, were 2.1% and 1.1%, respectively for SOFR borrowings and 1.5% and 0.50%,respectively, for Base rate borrowings at December 31, 2021. Additionally, at December 31, 2022 and 2021, there was $7,678,000 and $9,578,000, respectively, available to the Company under its Revolver portion of the Credit Facility.

The average balances of short-term borrowings from our Bank for the years ended December 31, 2022, and 2021 were $9,845,000 and $2,686,000, respectively.

NOTE 8 — CARES ACT

Under the terms of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), as amended by the Paycheck Protection Program Flexibility Act of 2020 (the "Flexibility Act"), the Company was eligible to apply for and receive forgiveness for all or a portion of the Paycheck Protection Program loan, ("PPP loan"). On April 20, 2020, the Company received a PPP loan in the amount of $2,929,000, as provided pursuant to the CARES Act. The PPP loan was unsecured and guaranteed by the Small Business

NOTE 8 — CARES ACT – (continued)

Administration. To facilitate the PPP loan, the Company entered into a Promissory Note dated April 17, 2020, with BNB Bank as the lender (the "Lender").

In February 2021, in accordance with the Flexibility Act, the Company filed an application for forgiveness with the Lender, who approved this submission and subsequently submitted the Company's application to the SBA. On June 9, 2021, the Company was advised that the SBA had approved the Company's PPP loan forgiveness application and as such, the PPP loan and interest were forgiven in their entirety and recorded in 2021 as Other income in the accompanying consolidated statement of operations and comprehensive (loss) income.

Additionally, the CARES Act provides an employee retention credit ("ERC") that is a refundable tax credit against certain employer taxes. On December 27, 2020, Congress enacted the Taxpayer Certainty and Disaster Tax Relief Act of 2020, ("Tax Relief Act"), which amended and extended ERC availability under Section 2301 of the CARES Act. The Tax Relief Act provided for changes in the ERC for 2020 and provided an additional credit for all quarters of 2021.

The Company evaluated its eligibility for the ERC and determined that it met all the criteria to claim a refundable tax credit against the employer portion of Social Security taxes equal to seventy percent (70%) of the qualified wages that the Company paid to employees for the three-month periods ended June 30 and September 30, 2021. The Company adopted ASU 2010-10 to which Topic 832 gives guidance to account for transactions with a government by analogizing to a grant accounting model, which the Company's policy is the International Accounting Standard 20 model. As a result, during 2021 the Company recorded $2,028,000 as a receivable in Prepaid expenses and other current assets and a like amount in Other income for the ERC. In August 2022, the Company received $112,000, and in January 2023, it received $1,677,000.

NOTE 9 — STOCK OPTIONS — STOCK COMPENSATION

In 2012, the Company's Board of Directors and stockholders approved the P&F Industries, Inc. 2012 Stock Incentive Plan (the "2012 Plan"). In 2021, the Company's Board of Directors and stockholders approved an amendment and restatement of the 2012 plan and renamed it the 2021 Stock Incentive Plan (the "2021 Plan"). The 2021 Plan authorizes the issuance to employees, consultants and non-employee directors of nonqualified stock options, stock appreciation rights, restricted stock, performance shares, performance units, and other stock-based awards. In addition, employees are eligible to be granted incentive stock options under the 2021 Plan. The 2021 Plan is currently administered by the compensation committee of the Company's Board of Directors (the "Committee"). The aggregate number of shares of the Company's Class A Common Stock ("Common Stock ") that may be issued under the 2021 Plan may not exceed 500,000 shares; provided, however, that any shares of Common Stock that are subject to a stock option, stock appreciation right or other stock-based award that is based on the appreciation in value of a share of Common Stock in excess of an amount equal to at least the fair market value of the Common Stock on the date such other stock-based award is granted (each an "Appreciation Award") will be counted against this limit as one share for every share granted. Any shares of restricted stock or shares of Common Stock that are subject to any other award other than an Appreciation Award will be counted against this limit as 1.5 shares for every share granted.

The maximum number of shares of Common Stock with respect to which any award of stock options, stock appreciation rights or other Appreciation Award that may be granted under the 2021 Plan during any fiscal year to any eligible employee or consultant will be 100,000 shares per type of award. The maximum number of shares of Common Stock subject to any award of performance shares for any performance period, other stock-based awards that are not Appreciation Awards or shares of restricted stock for which the grant of such award or the lapse of the relevant restriction period is subject to the attainment of specified performance goals that may be granted under the 2021 Plan during any fiscal year to any eligible employee or

NOTE 9 — STOCK OPTIONS — STOCK COMPENSATION – (continued)

consultant will be 65,000 shares per type of award. The maximum number of shares of Common Stock for all such types of awards to any eligible employee or consultant will be 165,000 shares during any fiscal year. There are no annual limits on the number of shares of Common Stock with respect to an award of restricted stock that is not subject to the attainment of specified performance goals to eligible employees or consultants. The maximum value at grant of performance units which may be granted under the 2021 Plan during any fiscal year will be $1,000,000.

The aggregate value of stock-based awards and cash-based compensation paid to any non-employee director for any fiscal year of the Company in respect of his or her service as a non-employee director cannot exceed $300,000, or $450,000 for non-employee directors serving in a lead role on the Board, in each case, based on the fair market value of stock awards and the aggregate value of cash compensation, in each case determined as of the date of grant.

With respect to stock options, the Committee determines the number of shares of Common Stock subject to each option, the term of each option, which may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder), the exercise price, the vesting schedule (if any), and the other material terms of each option. No stock option may have an exercise price less than the fair market value of the Common Stock at the time of grant (or, in the case of an incentive stock option granted to a 10% stockholder, 110% of fair market value). With respect to all other permissible grants under the 2021 Plan, the Committee will determine their terms and conditions, subject to the terms and conditions of the 2021 Plan.

The 2021 Plan is the successor to the Company's 2002 Stock Incentive Plan ("Previous Plan") — see below. Stock option awards made under the Previous Plan will continue in effect and remain governed by the provisions of that plan.

The Company's Previous Plan authorized the issuance to employees and directors of options to purchase a maximum of 1,100,000 shares of Common Stock. These options had to be issued within 10 years of the effective date of the Previous Plan and are exercisable for a ten-year period from the date of grant, at prices not less than 100% of the closing market value of the Common Stock on the date the option is granted. In the event options granted contained a vesting schedule over a period of years, the Company recognized compensation cost for these awards ratably over the service period.

The Company generally estimates the fair value of its Common Stock options using the following factors:

- Risk-free interest rate

- Expected term

- Volatility

- Dividend yield

The Company did not issue any options to purchase shares of its Common Stock during 2022 or 2021.

NOTE 9 — STOCK OPTIONS — STOCK COMPENSATION – (continued)

The following table contains information on the status of the Company's stock options:

	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding, January 1, 2021	200,878	$6.59	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	(6,180)	7.61	—
Expired	(16,199)	4.37	—
Outstanding, December 31, 2021	178,499	6.76	$60,643
Granted	—	—	—
Exercised	(41,809)	4.74	—
Forfeited	(7,000)	6.94	—
Expired	(2,090)	4.29	—
Outstanding, December 31, 2022	127,600	$7.41	$ —
Vested, December 31, 2022	127,600	$7.41	$ —

The following is a summary of changes in non-vested shares, all of which are expected to vest:

	December 31,			
	2022		2021	
	Option Shares	Weighted Average Grant-Date Fair Value	Option Shares	Weighted Average Grant-Date Fair Value
Non-vested shares, beginning of year	2,668	$4.60	5,334	$4.60
Granted	—	—	—	—
Vested	(2,668)	4.60	(2,666)	4.60
Forfeited	—	—	—	—
Non-vested shares, end of year	—	$4.60	2,668	$4.60

Stock-based compensation expense recognized for the years ended December 31, 2022, and 2021 was approximately $1,000 and $5,000, respectively. The Company recognizes stock-based compensation cost over the requisite service period. However, the exercisability of the respective non-vested options, which are at predetermined dates, does not necessarily correspond to the periods in which straight-line amortization of compensation expenses is recorded.

NOTE 9 — STOCK OPTIONS — STOCK COMPENSATION – (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2022:

	Options Outstanding			Options Exercisable		
Number outstanding	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**		**Number exercisable**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**
42,850	0.3	$7.86		42,850	0.3	$7.86
79,250	4.7	$7.09		79,250	4.7	$7.09
5,500	6.2	$8.55		5,500	6.2	$8.55
127,600	3.3	$7.41		127,600	3.3	$7.41

Other Information

At December 31, 2022, and 2021, there were 202,752 and 203,037 shares respectively, available for issuance under the 2021 Plan.

Restricted Stock

On May 20, 2022, the Company granted 1,250 restricted shares of its Common Stock to each non-employee member of its Board of Directors, totaling 6,250 restricted shares. The Company determined that the fair value of these shares was $5.50 per share, which was the closing price of the Company's Common Stock on the date of the grant. These shares cannot be traded earlier than the first anniversary of the grant date. The Company is ratably amortizing the total non-cash compensation expense of approximately $34,000 to selling, general and administrative expenses through May 2023.

On February 16, 2021, the Company granted 25,000 restricted shares of its Common Stock to its Chief Financial Officer. The Company determined that the fair value of these shares was $6.36 per share, which was the closing price of the Company's Common Stock on the date of the grant. This grant will vest 20% on each the first five anniversary dates following the date of grant. The Company will ratably amortize over the five-year vesting period the total non-cash compensation expense of approximately $159,000, or $32,000 per annum, to selling, general and administrative expenses.

Treasury Stock

There were no changes to the Company's Treasury Stock during fiscal 2022 and 2021.

NOTE 10 — DIVIDENDS

Following a February 2020 dividend declared by the Company's Board of Directors (the "Board"), the Board suspended its dividend policy pursuant to which it had been declaring cash dividends to stockholders in the amount of $0.20 per share, per annum, payable in equal quarterly installments. In August 2022 and November 2022, the Board declared special cash dividends of $0.05 per share.

NOTE 11 — INCOME TAXES

Income tax benefit in the consolidated statements of operations and comprehensive (loss) income consists of:

	Years Ended December 31,	
	2022	**2021**
Current:		
Federal	$ (95,000)	$ 63,000
State and local	(20,000)	55,000
Foreign	13,000	—
Total current	(102,000)	118,000
Deferred:		
Federal	(255,000)	(69,000)
State and local	(8,000)	(48,000)
Foreign	(11,000)	(3,000)
Total deferred	(274,000)	(120,000)
Totals	$(376,000)	$ (2,000)

At December 31, 2022, the Company had state net operating loss carryforwards of approximately $2,800,000 of which we have a full valuation allowance against. The state net operating losses generally expire through 2042.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permitted NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allowed NOLs incurred in tax years 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The NOL carryback provision of the CARES Act resulted in a $1,921,000 benefit to the Company. In addition to the NOL changes, the CARES Act enacted the employee retention credit and modifies the limitation of business interest for tax years beginning in 2019 and 2020. The modifications to Section 163(j) increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income. This modification increased the allowable interest expense deduction of the Company and resulted in less taxable income for the year ended 2020, resulting in less utilization of net operating losses.

The Tax Cuts and Jobs Act of 2017 ("TCIA") amended IRC Section 174 to require capitalization of all research and development ("R&D") costs incurred in tax years beginning after December 31, 2021. These costs are required to be amortized over five years if the R&D activities are performed in the U.S., or over 15 years if the activities were performed outside the U.S. For tax reporting purposes, the Company capitalized $477,000 of R&D expenses incurred as of December 31, 2022.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. Among other provisions, the IRA includes a 15% corporate minimum tax rate which applies to certain large corporations and a 1% excise tax on corporate stock repurchases made after December 31, 2022. We do not expect the IRA to have a material impact on our consolidated financial statements.

NOTE 11 — INCOME TAXES – (continued)

Net deferred tax assets consist of:

	December 31,	
	2022	2021
Deferred tax assets:		
Bad debt reserves	$ 45,000	$ 24,000
Inventory reserves	861,000	789,000
Research and development expenses	94,000	—
Warranty and other reserves	87,000	45,000
Interest expense	76,000	—
Stock-based compensation	176,000	200,000
Goodwill	693,000	755,000
Acquisition costs	216,000	201,000
Net operating losses – federal	36,000	—
Net operating losses – state	218,000	166,000
Tax credits	31,000	—
Other	29,000	98,000
Less valuation allowance	(381,000)	(287,000)
	2,181,000	1,991,000
Deferred tax liabilities:		
Prepaid expenses	(174,000)	(238,000)
Depreciation	(887,000)	(914,000)
Intangibles	(491,000)	(490,000)
Net deferred tax assets	$ 629,000	$ 349,000

The Company maintains a valuation allowance against certain state net operating losses and state depreciation adjustments. The Company believes it is more likely than not that the remaining tax benefits associated with the state net operating losses and depreciation adjustments will not be realized in the foreseeable future based upon its ability to generate sufficient state taxable income.

The components of (loss) income before income taxes consisted of the following:

	Years ended December 31,	
	2022	2021
United States operations	$(1,899,000)	$2,320,000
International operations	47,000	(32,000)
(Loss) income before income taxes	$(1,852,000)	$2,288,000

NOTE 11 — INCOME TAXES – (continued)

A reconciliation of the Federal statutory rate to the net effective (benefit) tax rate is as follows:

	Years ended December 31,	
	2022	**2021**
Federal income (benefit) tax expense computed at statutory rates	(21.0)%	21.0%
(Decrease) increase in taxes resulting from:		
State and local taxes, net of Federal tax benefit	(1.2)	3.7
Permanent differences – net	7.6	3.3
Valuation allowance	3.1	(1.3)
Foreign rate differential	(0.4)	0.1
CARES Act	(5.2)	(26.9)
Research tax credit	(1.7)	—
Other	(1.5)	—
Benefit tax rate	(20.3)%	(0.1)%

The Company files a consolidated Federal tax return. The Company and certain of its subsidiaries file tax returns in various U.S. state jurisdictions. Its foreign subsidiary, UAT, files in the United Kingdom. With few exceptions, the years that remain subject to examination are the years ended December 31, 2019, through December 31, 2022.

Interest and penalties, if any, related to income tax liabilities are included in income tax expense. As of December 31, 2022, the Company does not have a liability for uncertain tax positions.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

(a) The Company maintains a contributory defined contribution plan that covers all eligible employees. All contributions to this plan are discretionary. Amounts recognized as expense for contributions to this plan were $259,000 and $229,000, for the years ended December 31, 2022, and 2021, respectively.

(b) At December 31, 2022, and 2021, the Company had open purchase order commitments totaling approximately $7,235,000 and $16,331,000, respectively.

(c) From time-to-time, the Company may be a defendant or co-defendant in actions brought about in the ordinary course of conducting our business.

NOTE 13 — SUBSEQUENT EVENTS

On March 24, 2023, the Company and the Bank, entered into Amendment No. 11 ("Amendment 11") to the Credit Agreement, which among other things:

- revised the expiration date to February 8, 2027; and

- eliminated the $1,600,000 Capex Loan line of credit.

On March 20, 2023. The Company's Board of Directors approved a dividend policy under which the Company intends to declare a cash dividend to the Company's stockholders in the amount of $0.20 per share per annum, payable in equal quarterly installments. In conjunction therewith, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share to stockholders of record at the close of business on March 31, 2023. This dividend is payable on April 6, 2023.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

ITEM 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's CEO and CFO, evaluated, as of December 31, 2022, the effectiveness of the Company's disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2022, the Company's management, including its CEO and CFO, concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level at that date.

Management's Annual Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). This system is designed by, or under the supervision of, the Company's principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the Company's transactions and dispositions of its assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with the authorizations of its management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company carried out an evaluation, under the supervision and with the participation of its Management, including its CEO and CFO, of the effectiveness of the design and operation of its internal control over financial reporting, as of December 31, 2022. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework 2013" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, the Company's Management, including its CEO and CFO concluded that its internal control over financial reporting was effective at December 31, 2022.

Because of its inherent limitations, internal controls may not prevent or detect misstatements. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system's objectives will be met. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

This annual report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the most recently completed quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K is incorporated by reference to the Company's definitive proxy statement in connection with its Annual Meeting of Stockholders scheduled to be held in May 2023, to be filed with the Securities and Exchange Commission within 120 days following the end of the Company's year ended December 31, 2022.

ITEM 11. Executive Compensation

See Item 10.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See Item 10.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

See Item 10.

ITEM 14. Principal Accounting Fees and Services

See Item 10.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

The following exhibits are either included in this report or incorporated herein by reference as indicated below:

Exhibit Number	Description of Exhibit
2.1	Asset Purchase Agreement, dated as of January 14, 2022, by and among Heisman Acquisition Corp., Jackson Gear Company, Robert Jackson and Scott Jackson (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated January 14, 2022)
3.1	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
3.2	Amended and Restated By-laws of the Registrant (Effective as of January 13, 2023) (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 6, 2023).
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Filed herewith).
10.1	Second Amended and Restated Loan and Security Agreement dated as of April 5, 2017, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc. (formerly known as Bonanza Holdings Corp.), Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Green Manufacturing, Inc., Pacific Stair Products, Inc., WILP Holdings, Inc., Woodmark International, L.P, and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 5, 2017).
10.2	Third Amended and Restated Revolver Note dated as of April 5, 2017, by the Registrant, Florida Pneumatic Manufacturing Corporation and Hy-Tech Machine, Inc. in favor of Capital One, National Association (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 5, 2017).
10.3	Amendment No. 1 to Second Amended and Restated Loan and Security Agreement, dated as of August 9, 2017, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc. (formerly known as Bonanza Holdings Corp.), Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Green Manufacturing, Inc., Pacific Stair Products, Inc., WILP Holdings, Inc., Woodmark International, L.P, and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 20, 2017).

Exhibit Number	Description of Exhibit
10.4	Amendment No. 2 to Second Amended and Restated Loan and Security Agreement, dated as of June 21, 2018, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Green Manufacturing, Inc., Pacific Stair Products, Inc., WILP Holdings, Inc., Woodmark International, L.P, and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 27, 2018).
10.5	Amendment No. 3 to Second Amended and Restated Loan and Security Agreement, dated as of October 1, 2018, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Green Manufacturing, Inc., Pacific Stair Products, Inc., WILP Holdings, Inc., Woodmark International, L.P, and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated October 1, 2018).
10.6	Amendment No. 4 to Second Amended and Restated Loan and Security Agreement, dated as of November 16, 2018, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Green Manufacturing, Inc., Pacific Stair Products, Inc., WILP Holdings, Inc., Woodmark International, L.P, and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 16, 2018).
10.7	Amendment No. 5 to Second Amended and Restated Loan and Security Agreement, dated as of February 8, 2019, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc. and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 8, 2019).
10.8	Amendment No. 6 to Second Amended and Restated Loan and Security Agreement, dated as of February 14, 2019, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc. and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated February 14, 2019).
10.9	Consent and Amendment No. 7 to Second Amended and Restated Loan and Security Agreement, dated as of April 19, 2019, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc. and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 19, 2019).

Exhibit Number	Description of Exhibit
10.10	Consent, Joinder and Amendment No. 8 to Second Amended and Restated Loan and Security Agreement, dated as of October 25, 2019, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., DaVinci Purchase Corp. and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 19, 2019).
10.11	Consent, Joinder and Amendment No. 9 to Second Amended and Restated Loan and Security Agreement, dated as of January 14, 2022, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Hy-Tech Illinois, Inc., Heisman Acquisition Corp., and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 14, 2022).
10.12	Amendment No. 10 to Second Amended and Restated Loan and Security Agreement, dated as of April 12, 2022, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Hy-Tech Illinois, Inc., Heisman Acquisition Corp., and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 12, 2022).
10.13	Fourth Amended and Restated Revolver Note, dated April 12, 2022, by the Registrant, Florida Pneumatic Manufacturing Corporation and Hy-Tech Machine, Inc. in favor of Capital One, National Association (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 12, 2022).
10.14	*Agreement, dated February 14, 2019, between Richard A. Horowitz and the Board of Directors of the Registrant (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated February 14, 2019).
10.15	Amendment No. 11 to Second Amended and Restated Loan and Security Agreement, dated as of March 24, 2023, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, Hy-Tech Machine, Inc., ATSCO Holdings Corp, Jiffy Air Tool, Inc., Bonanza Properties Corp., Continental Tool Group, Inc., Countrywide Hardware, Inc., Embassy Industries, Inc., Exhaust Technologies, Inc., Hy-Tech Illinois, Inc., Heisman Acquisition Corp., and Capital One, National Association, as lender and agent (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 24, 2023).
10.16	*Executive Employment Agreement, effective as of January 1, 2022, between the Registrant and Richard A. Horowitz. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 13, 2021).
10.17	*2002 Stock Incentive Plan of the Registrant (Incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.18	*2021 Stock Incentive Plan of the Registrant (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 26, 2021).
10.19	*Form of agreement for awards of stock options to be granted under the 2021 Stock Incentive Plan of the Registrant (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated May 26, 2021).
10.20	*Form of agreement for awards of restricted stock to be granted under the P&F Industries, Inc. 2021 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated May 26, 2021).

Exhibit Number	Description of Exhibit
10.21	*Executive Employment Agreement, dated as of January 1, 2018, between the Registrant and Joseph A. Molino, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 30, 2018).
10.22	*Amendment No. 1 to Executive Employment Agreement, dated as of March 5, 2019, between the Registrant and Joseph A. Molino, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 5, 2019).
10.23	*Amendment No. 2 to Executive Employment Agreement, dated as of December 30, 2020, between the Registrant and Joseph A. Molino, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 30, 2020).
10.24	*Executive Bonus Plan of the Company (effective April 22, 2021) (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 22, 2021).
21	Subsidiaries of the Registrant (Filed herein).
23.1	Consent of Independent Registered Public Accounting Firm (Filed herein).
31.1	Certification of Richard A. Horowitz, Principal Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herein).
31.2	Certification of Joseph A. Molino, Jr., Principal Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herein).
32.1	Certification of Richard A. Horowitz, Principal Executive Officer of the Registrant, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herein).
32.2	Certification of Joseph A. Molino, Jr., Principal Financial Officer of the Registrant, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herein).
101	**XBRL Interactive Data
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)
	Certain instruments defining the rights of holders of the long-term debt securities of the Registrant may be omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant agrees to furnish supplemental copies of these instruments to the Commission upon request.

---

*   Management contract or a compensatory plan or arrangement required to be filed as an exhibit.

**   Attached as Exhibit 101 to this Annual Report on Form 10-K are the following, each formatted in Extensible Business Reporting Language ("iXBRL"): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive (Loss) Income, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

A copy of any of the foregoing exhibits to this Annual Report on Form 10-K may be obtained, upon payment of the Registrant's reasonable expenses in furnishing such exhibit, by writing to P&F Industries, Inc., 445 Broadhollow Road, Suite 100, Melville, New York 11747, Attention: Corporate Secretary.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&F INDUSTRIES, INC.
(Registrant)

By: /s/ RICHARD A. HOROWITZ   By: /s/ JOSEPH A. MOLINO, JR.

Richard A. Horowitz   Joseph A. Molino, Jr.
Chairman of the Board   *Vice President*
President   *Principal Financial and*
Principal Executive Officer   *Accounting Officer*
Date: March 29, 2023   Date: March 29, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ RICHARD A. HOROWITZ Richard A. Horowitz	Director	March 29, 2023
/s/ JEFFREY D. FRANKLIN Jeffrey D. Franklin	Director	March 29, 2023
/s/ HOWARD BROD BROWNSTEIN Howard Brod Brownstein	Director	March 29, 2023
/s/ KENNETH M. SCHERIFF Kenneth M. Scheriff	Director	March 29, 2023
/s/ MITCHELL A. SOLOMON Mitchell A. Solomon	Director	March 29, 2023

Company Directory

Officers

Richard A. Horowitz
Chairman of the Board, President
and Chief Executive Officer

Joseph A. Molino, Jr.
Vice President, Chief Operating Officer
and Chief Financial Officer
jmolino@pfina.com

George Aronson
Vice President, Finance & Accounting
garonson@pfina.com

Richard B. Goodman, Esq.
General Counsel and Assistant Secretary
rgoodman@pfina.com

Board of Directors

Richard A. Horowitz
Chairman of the Board, President
and Chief Executive Officer

Howard Brod Brownstein
President, The Brownstein Corporation

Jeffrey D. Franklin, CPA
Accounting and Finance Consultant

Kenneth M. Scheriff
Banking Consultant

Mitchell A. Solomon
President, EBY Electro, Inc.

In Memoriam:
Sidney Horowitz, Chairman Emeritus
Robert L. Dubofsky, Board Member

Executive Offices

445 Broadhollow Road | Suite 100
Melville | New York | 11747
P: 631.694.9800 | F: 631.694.9804
www.pfina.com | info@pfina.com

Subsidiaries

Continental Tool Group, Inc.
Richard A. Horowitz, President
445 Broadhollow Road | Suite 100
Melville | New York | 11747

Florida Pneumatic Manufacturing Corporation
Bart Swank, President
851 Jupiter Park Lane
Jupiter | Florida | 33458
P: 561.744.9500 | www.florida-pneumatic.com

Jiffy Air Tool, Inc.
Dana Belton, Executive Vice President
2254 Conestoga Drive
Carson City | Nevada | 89706
P: 775.883.1072 | www.jiffyairtool.com

Hy-Tech Machine, Inc.
Marc Mabie, President
25 Leonberg Road | Mashuda Industrial Park
Cranberry Township |Pennsylvania | 16066
P: 724.776.6800 | www.hy-techinc.com

Legal Counsel

Ruskin Moscou Faltischek, P.C.
1425 RXR Plaza
East Tower | 15th Floor
Uniondale | New York | 11556-1425

Independent Registered Public Accountants

CohnReznick LLP
1305 Walt Whitman Road | Suite 210
Melville | New York | 11747

Registrar and Transfer Agent

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn | New York | 11219
P: 800.937.5449

Information Resources
Internet Site: The Company's website, http://www.pfina.com, contains additional information about the Company.
Reports: Additional copies of either the Company's 2022 Annual Report or its Annual Report on Form 10-K, as filed with the Securities Exchange Commission, without exhibits, are available free of charge from the Company. Complete copies of the Company's 2022 Annual Report and its Annual Report on Form 10-K, as filed with the Securities Exchange Commission, including exhibits, are available through the Company's website.



P & F Industries, Inc.

445 Broadhollow Road | Suite 100 | Melville | New York | 11747
Phone: 631.694.9800
info@pfina.com | www.pfina.com